Exhibit 10.2

PRODUCTION SHARING AGREEMENT FOR OIL
EXPLORATION AND EXPLOITATION

Between

THE GOVERNMENT OF THE REPUBLIC OF BENIN

And

THE COMPANY: ELEPHANT OIL LTD

CONCERNING

BLOC B

PREAMBLE

WHEREAS:

In accordance with Law No. 2006-18 of 17 October 2006 constituting the Oil Code of the Republic of Benin, the exploration, research, exploitation, holding, transport, transit and trade of Hydrocarbons on the territory and in the territorial waters of the Republic of Benin and the continental shelf adjacent thereto shall be subject to the provisions of the aforesaid law, which furthermore stipulates that deposits of liquid and gaseous Hydrocarbons belong to the State and constitute transferable minerals.

In accordance with Article 15, the Government may undertake any oil operation alone or in association with private capitals. It may undertake any prospecting operation without the authorization set out in article 5 of this Oil Code.

It may issue to any public service or enterprise enjoying legal entity status, an oil title or a provisional authorization to exploit or prospect as set out in articles 5, 6, 7 and 8 of the Oil Code.

In accordance with Article 20, no person may acquire the hydrocarbons research permit or permit H if they do not show the necessary technical capacities and financial base to undertake the research activities and if they do not subscribe to the commitment to allocate a minimum appropriate financial effort to research during the validity period of the permit.

A minimum works programme, a training programme for national employees, the income tax system and the financial effort agreed upon should be defined in the oil contract.

In accordance with Article 11, Elephant Oil Ltd must establish a subsidiary domiciled at its headquarters in the Republic of Benin, which, from its date of registration, shall replace Elephant Oil Ltd in its rights and obligations for the conduct of Oil Operations without any other authorisation being necessary.

In accordance with the Oil Code in effect in the Republic of Benin, the parties wish to enter into this Contract, under the form of a production-sharing agreement for oil exploration and exploitation.

The Government of the Republic of Benin has decided to enter into this contract with the company:

ELEPHANT OIL LTD

The undersigned parties, represented by:

on the one hand, Mr. Barthélémy Dahoga KASSA,

The Minister of Energy, Oil and Mining Research, Water and Development of Sustainable Energy.

And

on the other hand by Mr. Matthew LOFGRAN,

President of ELEPHANT OIL LTD

Hereby agree to the following:

ARTICLE 1: DEFINITIONS

The following terms appearing in the Contract shall be defined as follows unless otherwise expressly indicated or unless otherwise agreed upon by both parties. The definitions shall be the same whether the terms are used in the singular or plural form.

1.1	“Affiliate” or “Affiliated Company” shall mean a company or any other enterprise that controls one or several enterprises that comprise the Contractor, or that is controlled by one or several enterprises that comprise the Contractor, or that is controlled by an enterprise that controls the Contractor. Controlling shall mean to directly or indirectly hold more than fifty percent (50%) of the shares comprising the capital of the controlled company, thus conferring to the enterprise holding the control, the majority of the voting rights in the controlled company.

1.2	“Calendar Year” shall mean a period of twelve (12) consecutive months starting on the first of January and ending the thirty-first of the following December.

1.3	“Contract Year” shall mean a period of twelve (12) consecutive months from the Effective Date of the Contract or the anniversary date of its signature.

1.4	“Appendix” shall mean an appendix attached to the Contract and forming an integral part of the Contract. In case of non-conformity or a conflict between the Contract and one of its appendixes, the provisions of the Contract shall prevail.

1.5	“Accounting Appendix” shall mean the accounting procedures and formalities set out in Appendix “D”.

1.6	“Article” shall mean any numbered provision of the Contract, including all its sub-clauses, unless it is expressly indicated that it is an article of the Code.

1.7	“Barrel” shall mean a US Barrel, a quantity or unit of Oil measurement equivalent to 158.5556 litres.

1.8	“BLOC” is defined as the area defined by the geographic coordinates and map found in Appendix B.

1.9	“Available Crude” shall mean the remaining quantity of the Total Production of the Crude extracted in the Contract Region after deducting losses related to Oil Operations and the Tax on Oil Production in accordance with Article 12.1 of this Contract.

1.10	“Crude Profit” or “Oil Profit” shall mean the remaining Crude Oil every year after deducting the Oil Cost.

1.11	“Budget” shall mean the financial estimate of all oil activities in an Annual Works Programme.

1.12	“Code” shall mean the law No. 2006-18 of 17 October 2006 relating to the Oil Code in the Republic of Benin.

1.13	“Contractor” shall mean Elephant Oil Ltd and its subsidiary, which will be created pursuant to Article 11 of the Oil Code, as well as its successors and/or any transferee enjoying any of its rights in accordance with the Contract, the transfer of which shall be in conformity with Article 22.

1.14	“Contract” shall mean this document in its original version, duly signed including its Appendixes and any amendment that the Parties may sign subsequently.

1.15	“Production Costs” shall mean the costs and fees caused by the Production Operations not including the new investments made during this phase. These costs also include the exportation costs of Hydrocarbons as well as the maintenance and abandonment costs of the oil installations.

1.16	“Oil Costs” shall mean all costs and fees related to Oil Operations in accordance with the Contract and set out in the Accounting Appendix.

1.17	“Exploration Costs” shall mean the costs and fees related to Exploration operations.

1.18	“Development Costs” shall mean the costs and fees related to the Development Operations.

1.19	“Cost-Stop” shall mean the Crude intended for the recovery of the Oil Costs.

1.20	“Starting Date of the Commercial Production” shall mean the date of first delivery of Hydrocarbons in commercial quantities to the delivery point in Benin.

1.21	“Effective Date” shall mean the date on which this Contract is signed by the duly authorized representatives of both Parties.

1.22	“Discovery” shall mean the detection of Hydrocarbons from a reservoir or geological structure where such Hydrocarbons were not previously identified, leading to Oil Operations in accordance with the Contract, and when these Hydrocarbons are made recoverable on the surface through conventional methods used in the international oil industry.

1.23	“Commercial Discovery” shall mean a Hydrocarbon Discovery reserves following Exploration Operations that is deemed commercial in accordance with the provisions of Article 9.

1.24	“Foreign currency” shall mean any foreign currency that may be exchanged freely and generally accepted by the international banking system.

1.25	“Dollars” shall mean the official currency of the United States of America.

1.26	“F CFA” is the official currency in the Republic of Benin.

1.27	“Data” shall mean any document, report and information of a technical, economic or scientific nature concerning the Contract Region.

1.28	“Expatriate Employee” shall mean an employee of the Contractor or of a sub-contractor who has been recruited as such and assigned to the Oil Operations in Benin.

1.29	“State” shall mean the Republic of Benin, its Government, its administrative structures and all political subdivisions and institutions.

1.30	“Exploration” shall mean the planning, implementation and evaluation of any type of geological, geophysical, geochemical studies and others as well as drilling Exploration Wells for the purpose of a Hydrocarbon Discovery.

1.31	“Exploitation’’ shall mean the operation consisting of extracting Hydrocarbon substances for disposal for utilitarian purposes.

1.32	“Associated Gas” shall mean the Gas extracted from a well along with Crude Oil.

1.33	“Natural Gas” shall mean Hydrocarbons in their gaseous state in normal conditions of atmospheric pressure and temperature, including, without any limitation, wet gas, dry gas, casing head gas and any gaseous hydrocarbon, including residual gas after liquid condensation or extraction, but does not include the said extracted condensates or liquids.

1.34	“Non-Associated Gas” shall mean the Natural Gas that is exploited in parallel with the Crude Oil or that exists in parallel with Crude Oil that cannot be produced commercially whereas the said Natural Gas is produced commercially.

1.35	“Gas Deposit” shall mean one or several Natural Gas accumulations superposed vertically in the Contract Region and having an established commercial value in accordance with Best Practices.

1.36	“Oil Deposit” shall mean an accumulation of Crude Oil, or multiple vertically superposed accumulations of Crude Oil in the Contract Region and having an established commercial value in accordance with Best Practices.

1.37	“Government” shall mean the organ grouping together all the Ministers of the State. In this Contract, it shall mean the Government of the Republic of Benin, its representatives or proxies.

1.38	“Hydrocarbons” shall mean Crude Oil and/or Natural Gas.

1.39	“Working Day” shall mean all working days from Monday to Friday except for days declared totally or partially non-working days in Cotonou, Benin by the appropriate governmental authorities.

1.40	“Minister” shall mean the Minister in charge of Hydrocarbons in the Republic of Benin.

1.41	“Exploration Operations” shall mean operations undertaken in accordance with the Contract to discover Hydrocarbon accumulations and to evaluate the extent and volume of these accumulations, the characteristics of the Reservoirs and their probable behaviour during production. The Exploration Operations shall include geological, geophysical and geochemical research, studies, drilling, deepening, abandonment or conditioning of wells and their evaluation as well as any related operations.

1.42	“Development Operations” shall mean all operations undertaken in accordance with the General Development Programme in order to exploit Hydrocarbon accumulations in the sub-soil of the Development Zones. These operations shall include:

●	Drilling, conditioning and sampling of development wells, drilling and conditioning of wells to inject gas or water;

●	The installation of gathering pipelines, separators, reservoirs, pumps, artificial loaders and other production and injection facilities required to produce, treat and transport the Hydrocarbons up to the earth-based or offshore Hydrocarbon storage facilities or gas treatment facilities; and

●	The installation of pipes inside or outside the Contract Region to the storage or delivery points, the construction of these facilities to stock Crude Oil or treat the Gas and all related operations that are not explicitly mentioned in this document but that are needed for the development and production of these Hydrocarbon accumulations and for the delivery of Crude Oil and/or gas to the Delivery Point, in accordance with Best Practices.

1.43	“Oil Operations” shall mean all operations authorized by the Contract and that are related to exploration, development, production, separation and treatment, storage, transportation and selling or transferring of Hydrocarbons up to the exportation point or to the Delivery Point agreed upon in Benin or to the delivery point in a refinery in Benin in accordance with the Contract; they shall cover the treatment operations of the Natural Gas but shall not include refining operations of the Crude Oil.

1.44	“Production Operations” shall mean operations undertaken to produce Hydrocarbons in the Contract Region such as extraction, injection, stimulation, treatment, storage, transportation to the delivery point(s), loading, including exportation of those Hydrocarbons, as well as the maintenance and abandonment of the required facilities.

1.45	“Parties” shall mean the Government and the Contractor.

1.46	“Crude Oil” shall mean the crude mineral oil, asphalt, ozokerite and all other types of Hydrocarbons and bitumen, solid or liquid, in the natural state or obtained from the Natural Gas by condensation, separation or extraction.

1.47	“Delivery Point” shall mean the Terminal Point of the Pipelines downstream from the storage facilities from which the Oil or the Gas is delivered to be exported. The location of the Delivery Point shall be agreed upon by both Parties.

1.48	“Commercial Production” shall mean the quantity of Crude Oil or Natural Gas or both, likely to be delivered to the Delivery Point in accordance with a regular production and sales programme.

1.49	“Total Crude Oil Production” shall mean the quantity of Crude extracted from the Contract Region after extracting the water, foreign substances and after deducting the quantities used for Oil Operations.

1.50	“Work Programme” shall mean all plans developed every year to carry out the Oil Operations.

1.51	“General Development Programme” shall mean a plan established for the development of an Oil Deposit or a Gas Deposit agreed upon by the Parties.

1.52	“Appraisal Well” shall mean a well, different from an exploration well, drilled to assess the commercial viability of a geological trap where Hydrocarbons have been discovered.

1.53	“Exploration Wells” shall mean any well drilled as part of the Exploration Operations including dried wells and discovery wells.

1.54	“Development Wells” shall mean a well drilled in order to produce Hydrocarbons from a known Reservoir assessed and tested, to maintain and increase production, or to speed up the extraction, including production and injection wells.

1.55	“Contract Region” shall mean the entire geographical area defined by the perimeter, the coordinates of which appear in Appendix “A” and that are represented on the map in Appendix “B”, except any part for which the Contractor has, from time to time, abandoned or renounced its rights in accordance with the Contract. In case of non-compliance or conflict between Appendix “A” and Appendix “B”, Appendix “A” shall prevail.

1.56	“Best Practices” shall mean all good, healthy, economic and efficient practices generally accepted in the international oil industry.

1.57	“Reservoir” shall mean the subsoil rock containing Hydrocarbon in its voidages and having a common pressure system in its dimensions.

1.58	“SOBEH” is a national company with the mission of holding, managing and investing in any way whatsoever on behalf of the Government or on its own behalf directly or indirectly in all activities associated with the research, exploitation, commercialisation of crude oil, refining operations and all activities directly related to the activities indicated above;

1.59	“Basement” shall mean eruptive, metamorphic or other rocks that, based on their nature and according to widely accepted knowledge in the international oil industry, cannot contain Hydrocarbon deposits on the one hand, and on the other hand, impenetrable rock substances such as salt and clay domes as well as any other rock rendering the continuation of drilling activities impracticable or economically unjustifiable using modern drilling technology normally used in the international oil industry.

1.60	“Sub-Contractor” shall mean any individual or legal entity the Contractor uses to provide services pursuant to the Contract.

1.61	“London Inter-Bank Offered Rate (LIBOR)” shall mean the closing interest rate for deposits in dollars at six (6) months on the London Interbank market and published by the London branch of “The Bank of America” or by any other bank agreed upon by the Parties, the day in question or the immediate preceding bank day if the day in question is not a working bank day in London.

1.62	“Interest rate of the Contract” shall mean the “LIBOR rate” plus one percent.

1.63	“Oil Production Tax” shall mean the Royalty (proportional mining royalty) as defined in the Code and shall not be less than 8 % of the Total Crude Oil Production.

1.64	“Test” refers to any operation intended to evaluate the capacity of a zone to produce Hydrocarbons using MDT and/or DST tools.

1.65	“Quarter” shall mean a period of three (3) consecutive months to be counted respectively from 1 January , 1 April , 1 July and 1 October of each Calendar Year.

1.66	“Sales to Third Parties” shall mean sales of Hydrocarbon products in the Contract Region and meeting the following requirements:

(a)	The price agreed upon shall be the only consideration for the sale;

(b)	The sales conditions shall not be subject to any commercial relationship other than the one created by the Sales Agreement itself between the seller and the buyer or any of their Affiliates;

(c)	Neither the seller nor any of its Affiliates shall have a direct or indirect interest in the sale or future transfer of the Hydrocarbons or in any derivative product;

(d)	These sales shall not entail any processing agreement or barter or exchange agreement.

1.67	“Development Zone” shall mean the portion of the Contract Region that, according to the available seismic information and data on the wells, is reasonably qualified to cover the horizontal span of Hydrocarbon accumulation constituting a Commercial Discovery and designated as such in an approved Global Development Programme. The Development Zone shall comprise the depth corresponding to the assessed and tested reservoirs between the surface and the basement.

ARTICLE 2: SUBJECT-MATTER OF THE CONTRACT

2.1	By this Contract, the Government shall give to the Contractor the exclusive right to undertake Oil Operations in the Contract Region in order to exploit, develop and produce Hydrocarbons in that region, in accordance with the provisions of the Oil Code and the Contract, in compliance with the laws and regulations in force in the Republic of Benin. The Government shall implement all necessary administrative procedures so as to allow the Contractor to enjoy its rights and to perform its duties.

2.2	In accordance with article 20 of the Oil Code, the Contractor declares that it possesses the necessary technical and financial capacities and agrees to undertake all of the Oil Operations in accordance with this Contract and Best Practices.

2.3	With regard to the Bloc, once a General Development Programme concerning a Hydrocarbons Discovery is approved in the shortest deadlines, in accordance with the terms of the Contract, the Contractor shall enjoy the full rights to conduct the Development and Production Operations and shall hold the benefit of these economic activities in usufruct provided that the obligations of the Contract and the Code are respected.

2.4	The Contractor shall be bound to supply all necessary technical, financial, human and economic resources for the Oil Operations. Subject to the proportional interest of the Government, which the Contractor accepts under a portage arrangement, all costs and outlays incurred through the Oil Operations shall be the responsibility of the Contractor who shall support them exclusively. Moreover, the Contractor shall act as the technical, financial and economic manager of the Oil Operations during the exploratory period.

2.5	The Minister in charge of Hydrocarbons in his capacity as the Representative of the Government, shall be in charge of supervising the Oil Operations to ensure that the Contractor is performing his duties in accordance with the Contract. The Minister shall carry out this duty at any moment through its technical services, which include the General Directorate of Hydrocarbons and other Fossil Fuels. The Contractor is required to facilitate the access of the representatives of the Minister to its data and facilities to allow them to accomplish their missions through the operational fund set up by the Companies.

ARTICLE 3: CONTRACT VALIDITY PERIOD

3.1	Effective Date

The Contract shall be effective from its date of signing by the Minister in charge of Hydrocarbons and shall end at the expiry date indicated below, subject to the provisions of Article 25 relating to termination.

3.2	Validity Period

3.2.1	The duration of the Contract shall be divided into two periods: an exploration period and an exploitation period.

3.2.2	The exploration period shall comprise an initial phase of three (03) years, with two (02) possible extension phases of three (03) years each. These extensions shall be granted provided that the Contractor has fully respected its working, retrocession and expense obligations and other significant obligations related to the preceding phase.

3.2.3	Subject to fulfilling all of the obligations related to the ongoing phase, the Contractor may request in writing to the Minister to move on to the next phase (first or second extension phase) at least sixty (60) calendar days before the end of the said phase. If this request is not made on time and if a Commercial Discovery has not been made, the Contract shall end at the end of the phase in question of the exploration period.

3.2.4	Subject to the provisions relating to termination and in case no Hydrocarbon Discovery has been made during the exploration period, the Contract shall expire at the end of that period.

If at least one (1) Commercial Discovery has been made before the end of the exploration period, the Contract shall remain in force with regard to the corresponding Development Zones.

3.2.5	In case of Commercial Hydrocarbon Discovery, the Government shall automatically grant to the Contractor at its request an exploitation permit covering the Development Zone, the perimeter of which has been approved in the context of a General Development Programme in accordance with the provisions of Article 9. The duration of the exploitation permit during which the Contractor shall be authorized to ensure the production of each discovered Oil Deposit or Gas Deposit shall be fixed at twenty five (25) years from the date the discovery is declared to be a Commercial Discovery in accordance with the provisions of Article 9 of the Contract.

Over the duration of the Contract, the Contractor may retrocede one or several Development Zones, object of an exploitation permit subject to the approval of the Minister.

3.2.6	If after the expiration of the exploitation period defined above, commercial exploitation is still possible, the Contractor may be authorized at its request, to continue the exploitation for an additional period of ten (10) years, if it has fulfilled all the contractual obligations during the preceding exploitation period.

3.2.7	When the last exploitation permit given to the Contractor expires, the rights and obligations defined in this Contract shall be null and void.

3.2.8	To be granted an exploitation authorization, the Contractor shall submit to the Government a precise delimitation of the required perimeter in such a way that it covers the entire presumed surface area of the discovered Deposit.

3.2.9	If, during the works subsequent to the discovery it appears that the deposit has a greater surface area than initially planned in accordance with the previous paragraph, the Government shall grant to the Contractor in the context of the exploitation authorization already given, the additional surface area in such a way that all the deposits are covered, on condition that the above-mentioned extension be an integral part of the Contract Region as it is defined during the said modification. If the said additional surface area is outside the Contract Region, the Government shall give to the Contractor this additional surface area if it is not the object of mining rights already given to a third party or a request for such rights.

ARTICLE 4: OWNERSHIP OF ASSETS, DATA AND HYDROCARBONS

4.1	Ownership of assets

4.1.1	The land shall become Government property as soon as they are acquired by the Contractor. The Minister must cooperate in taking all the steps in favour of the Contractor and at the written request of the latter, to obtain licenses, permits, surface rights, utilities, rights to have access and leave the Contract Region freely, utilisation of waters and any other type of utilities on any land or water body of public or private utility, to allow the Contractor to achieve the Oil Operations on the Benin territory, in accordance with the laws in force in the country.

4.1.2	Without prejudice to the above-mentioned provisions, the ownership of the moveable and non-moveable assets acquired by the Contractor and belonging to it/her for the Oil Operations, shall be automatically transferred from the Contractor to the Government as soon as their cost has been totally depreciated by the Contractor, who continues to use it for production needs or, otherwise, at the end of the Contract. When the Contract expires, the Contractor shall be required to give back to the Benin Government, through the Minister and exempt of any tax, the ownership of lands, buildings, installations, accessories and permanent equipments that it has acquired to undertake the Oil Operations. After that, the Contractor shall be free of any obligation, including obligations stemming from abandonment procedures and rehabilitation of the environment with regard to the said assets if the activities of the field were to continue. During the validity period of the Contract, the Contractor shall be bound to conserve and preserve in good state the moveable and non-moveable assets acquired to conduct the Operations.

4.1.3	The ownership of rented assets or leased moveable assets and the intellectual property belonging to sub-contractors or Affiliates and the intellectual property of belonging to other third parties shall be kept by the said sub-contractors, affiliates or third parties.

4.1.4	Over the duration of the Contract, the Contractor shall be authorized to use and enjoy all moveable and non-moveable assets acquired for the Oil Operations in accordance with the Contract. The Contractor shall be authorized to hand over or sell the said assets if they are no longer necessary for Oil Operations. Profits made from selling these assets shall be allocated as follows:

●	If the ownership of the said assets has been transferred to the Government, the product must be paid to the latter;

●	The Contractor shall keep these revenues if the assets have not been depreciated;

●	In case of partial depreciation, the revenue corresponding to the proportion of the depreciation shall be paid to the Government.

The disposal or transfer of moveable or non-moveable assets during the period of validity of the Contract must be authorised in advanced by the Minister.

4.2	Ownership of the Data

The Government shall be the owner of all geological, geophysical and geochemical information and data related to drilling, engineering, registrations and production and of all other data, samples, logs, cores, bands, maps, interpretations, reports and any other support or information obtained during the Oil Operations. However, the Contractor shall be authorized to keep this information, free of charge and use it for Oil Operations subject to obligations related to its confidential nature.

The Government shall give the Contractor access to all existing technical, operational, accounting and financial information, among others, from the Effective Date of the Contract. It is understood that the Contractor shall treat this data and information confidentially in accordance with Article 21 of this Contract.

4.3	Ownership of the Hydrocarbons

All Hydrocarbons contained in the Reservoirs of the sub-soil of the Contract Region or produced in the Contract Region shall be the property of the Government, in accordance with the Code and the Constitution of the Republic of Benin. The Contract shall not give to the Contractor any ownership rights over the Crude Oil and/or Gas extracted from the Contract Region, which will continue to be the property of the Government until they are measured at the Delivery Point. The rights of ownership of the Contractor over the Crude Oil and/or Gas in accordance with the provisions of the Contract shall be given to it at the appropriate Delivery Point.

ARTICLE 5: SURFACE AREA RETROCESSIONS

5.1	At the end of each phase of the exploration period and provided that the Contractor has met all the obligations related to that phase, if the latter decides to continue the Oil Operations in the Contract Region, it shall be bound to retrocede 25% of the Region covered by the phase upon each renewal.

5.2	The Regions retroceded by the Contractor shall be one block and of simple geometric form in order to allow the execution of Oil Operations by other entities. The Contractor must notify the Minister of the Region(s) that it wishes to give up in writing within no more than sixty (60) days before the end of the considered period by including a map showing the geographical location and giving the coordinates of the connection point of the boundary lines. In the thirty (30) days following the date of notification, the Minister must let the Contractor know his decision who must abide by it.

5.3	From the expiry date of the Contract, the Contractor is considered to have given up all the Contract Region to the Government, which retrocedes it to SOBEH.

5.4	Two months after each retrocession, the Contractor must submit a report to the Minister on the surface areas given back and give him all documents and files concerning them and the installations that are there, with the possibility of making copies of the said documents and files subject to respecting the clauses of confidentiality.

ARTICLE 6: OBLIGATIONS RELATED TO EXPLORATION WORKS

6.1	Minimum work obligations

6.1.1	The Contractor shall start the Oil Operations from the Effective Date of this Contract. To this effect, it shall notify to the Minister the nominal composition of the team in charge of conducting and implementing the Contract in Benin as well as the major terms of its agreement with its partner(s).

6.1.2	During the initial phase of the exploration period of three (03) years maximum, the Contractor agrees to implement the following minimum work programme:

❖ Year 1

-	Retreatment and reinterpretation of all existing seismic lines on the bloc as well as all other exploration works;

-	Retreatment and reinterpretation of the aerial geophysical data of FUGRO;

❖ Years 2 & 3

-	Acquisition, treatment and interpretation of at least 250km of seismic 2D lines or the equivalent in 3D seismic lines and 50km² of 3D seismic lines;

The investments of this phase will amount to up to two million (2,000,000) US dollars.

6.1.3	During the first extension phase of three (03) years, the Contractor must at least complete the following works:

Year 1: Additional geophysical work and;

Years 2 and 3: Development of the programme; drilling of at least two (02) exploratory wells and assessments of the drilled wills.

6.1.4	During the first extension phase of three (03) years, the Contractor should at least complete the following works:

Year 1: Additional geophysical work;

Years 2 and 3: Development of the programme and drilling of at least two (02) exploratory wells; assessments of the drilled wills and development programme, as necessary.

6.2	Minimum well depth

6.2.1.	Each of the aforesaid Exploration Wells must be drilled to the minimum depth or a lesser depth if the Minister so authorises in accordance with this Article or if drilling is justifiably interrupted for one of the following reasons:

(a)	the economic base is reached at a lesser depth than the stipulated minimum contractual depth;

(b)	it would be clearly dangerous to continue drilling due to abnormal pressure in the formation;

(c)	hard rocky formations are reached which render it impossible to continue drilling with the appropriate equipment; or

(d)	formations containing Hydrocarbons are discovered, which require the installation of protective casings, excluding the possibility of reaching the minimum contractual depth.

6.2.2.	For the purposes of Article 6.2.1, the term economic base refers to any layer in which and below which the geological structure or the physical characteristics of the rock sequences does not have the properties necessary for the accumulation of Hydrocarbons in commercial quantities, which also corresponds to the maximum depth at which any accumulation of this type may be reasonably expected to be found.

6.2	Cessation of Drilling

Except in situations in which a prudent operator would immediately cease all drilling operations, the Contractor must obtain approval from the Minister in charge of Hydrocarbons before beginning, interrupting or ceasing all drilling. The Minister shall respond within seventy-two hours of this request. This authorisation may not be refused or delayed without justification, provided that the Minister has been provided the necessary information to allow him to make a decision with full knowledge of the case.

6.3	Replacement Wells

If a mandatory Exploration well is abandoned due to insurmountable technical problems such as those described in Articles 6.2.1(b), (c) and (d) and if at the time of this abandonment, the Exploration Costs associated with this Well are greater than or equal to the amount of the mandatory exploration well, the Contractor shall be considered to have fulfilled its minimum work obligations in this case with regard to this Well for the period concerned.

If a mandatory Exploration Well is abandoned due to insurmountable technical problems and if at the time of this abandonment, the Exploration Costs corresponding to this Well are less than the amount of the mandatory exploration well, the Contractor shall then have the option to either:

(a)	drill a replacement Exploration Well in the same location or another location to be established by mutual agreement with the Minister in charge of Hydrocarbons;

(b)	or to pay the Minister an amount equal to the difference between the amount allocated for the drilling of the exploration well and the amount of Exploration Costs actually incurred with regard to this Exploration Well.

ARTICLE 7: TECHNICAL AND BUDGETARY MANAGEMENT COMMITTEE

7.1	Within ninety (90) days of the date of signing of the Contract, the Parties shall establish a joint committee for technical and budgetary management comprised of representatives of the Minister in charge of Hydrocarbons and the contracting Parties. The number of representatives of each party is established by mutual agreement. A representative of the Minister will chair the Management Committee. A representative of the oil company will act as its secretary. It will include a sub-committee:

The technical management sub-committee shall meet twice per year: in May and in November.

The duties of this sub-committee shall include the assessment of the technical works to be performed by the contracting Parties. The tasks of this sub-committee shall be in preparation for those of the budget committee. The various topics addressed by the technical management sub-committee shall include the important events recorded since the last session, the production and behaviour of the fields, activities performed and the programme of works.

7.2	Once per year, the contracting Parties shall meet to make a technical presentation of the Operations, examine the budget and validate the previous budget.

ARTICLE 8: ANNUAL WORK PROGRAMME, BUDGETS AND REPORTS

8.1	Presentation of the Annual Work Programme and Budgets

Within ninety (90) days following the Effective Date of the Contract, the Contractor must prepare the first Work Programme and its budget. If the Effective Date of the Contract falls on the first day of the month of July or before, the first Programme and its budget shall be prepared for the rest of the corresponding calendar year. If the Effective Date of the Contract falls after the first of July, this first Programme and its budget shall be prepared for the ongoing calendar year and for the next calendar year. The Contractor must submit the Work Programme and its budget for the Minister’s approval.

Subject to the provisions above, at the latest on the 30th of October of each calendar year, the Contractor must prepare a Work Programme and a budget for the next calendar year and must submit them for the Minister’s approval.

The Work Programme submitted for the Calendar Year during which a Commercial Discovery is made must be modified by the Contractor within sixty (60) days following the date of approval of the General Development Programme in order to comply with the latter.

8.2	Form and approval of the Annual Work Programme and Budgets

This Annual Work Programme and corresponding Budget shall present the various Exploration, Development and Production Operations separately, as applicable.

Each Annual Work Programme shall at least include the work to be performed during the period in question to execute the minimum work programme, the Development Programme or the Production Programme.

The Annual Work Programme and the corresponding Budgets are submitted for the approval of the Minister in charge of Hydrocarbons. This approval must be provided within the month of December.

The sections of the Annual Work Programme and Budgets regarding which the Minister in charge of Hydrocarbons does not request any amendment or modification shall be considered approved and must be executed by the Contractor within the indicated period, provided that they can be performed separately.

As for the sections of the Annual Work Programme and Budgets regarding which the Minister in charge of Hydrocarbons proposes an amendment or modification, the approval date of the Annual Work Programme or corresponding Annual Budget shall be the date on which the Minister in charge of Hydrocarbons and the Contractor reach the aforesaid reciprocal agreement.

If the Minister and the Contractor do not reach an agreement regarding the amendments and modifications proposed by the Minister before the end of the Calendar Year during which the Annual Work Plan and corresponding Annual Budget were submitted, the Contractor shall continue its operations in accordance with the last Annual Work Plan and corresponding Budget approved by the Minister in charge of Hydrocarbons until a reciprocal agreement is reached or a decision is made by an expert, if either Party decides to submit the dispute for an expert opinion in accordance with the provisions of Article 24.2.

The exploration and exploitation periods or as applicable the additional production period shall not include any time spent requesting an expert opinion, including the time-frame associated with this procedure.

8.3.	Execution of the Oil Operations

8.3.1	For the duration of the Contract, the Contractor shall directly perform the exploration and exploitation activities in the Contract Region. To better carry out these activities, it shall be authorized to use specialized Sub-contractors. However, the Contractor shall keep the monitoring and the general accountability of the operations or activities undertaken.

8.3.2	The Contractor must speedily carry out the Oil Operations in accordance with Best Practices, while taking into account the local conditions as well as other special conditions in the Contract Region.

8.3.1	The Contractor must inform the Minister in advance of all significant and planned Oil Operations such as geological or geophysical research and the start up of well drilling activities. The Contractor must also inform the Minister in writing about any drilling suspension or abandonment of wells within twenty four (24) hours.

8.4	Budget Overruns

8.4.1	The Minister in charge of Hydrocarbons and the Contractor acknowledge that the technical results obtained as work progresses or certain unforeseen situational changes which may occur may justify modifications to an approved Annual Work Programme and corresponding Budget. As necessary, the Contractor shall inform the Minister in charge of Hydrocarbons of the planned modifications as soon as possible. These modifications shall be submitted for the review and approval of the Minister within sixty (60) days following receipt of such notification. If the Minister in charge of Hydrocarbons neither approves or rejects these planned modifications within this sixty (60)-day period, this failure to act shall be understood as approval of the aforesaid modifications.

8.4.3	If the Contractor reasonably believes that the Annual Budget has been exceeded, the Contractor must notify the Minister in charge of Hydrocarbons in a timely manner and provide the latter with a detailed and justified description of such overages.

8.4.4	The limits established in Article 8.4 shall not prejudice the right of the Contractor to incur expenses in case of emergency requiring immediate intervention pursuant to Article 8.5.

8.4.5	Except as indicated otherwise in Article 8.5, if the Contractor incurs an expense for which the programme and budget have not been approved in the context of an Annual Work Programme and a corresponding Annual Budget or any amendment thereto approved by the Minister in charge of Hydrocarbons, this expense shall not be recoverable by the Contractor as Oil Costs.

8.5.	Emergency or Accident

8.5.1	In case of emergency or accident requiring immediate intervention, the Contractor shall take all prudent and necessary measures in accordance with best practices in the oil industry to protect its interests and those of the Government as well as the property, life and health of other Persons, the environment and the safety of the Oil Operations. The Contractor shall inform the Minister in charge of Hydrocarbons of this emergency or this accident as quickly as possible.

8.5.2.1	All costs incurred by the Contractor as a result of emergencies shall be recoverable as Oil Costs in accordance with this Contract. Notwithstanding the foregoing, none of the costs incurred by the Contractor which result from the gross negligence or wilful misconduct of the Contractor, its subcontractors or any Person acting on their behalf shall not be recovery as Oil Costs.

8.6	Reports

8.6.1	In the context of this Contract, the Contractor shall prepare and update all the registers related to the Oil Operations in the Contract Region.

8.6.2	Subject to its general rights and obligations, the Contractor shall:

a.	Record in original version or reproducible of good quality, or if any, on magnetic recording medium and/or electronic medium, any geological, geophysical, geochemical or well information and any data related to the Contract Region and acquired by the Contractor.

b.	Keep all files containing the details related to the following aspects:

i.	Drilling: the work per se, deepening, production tests, closing up or abandonment of wells;

ii.	The geological formations the wells went through;

iii.	Well casings and any modification of the said casings;

iv.	All Hydrocarbons, water and other minerals of economic interest or dangerous substances encountered;

v.	The zones in which geological or geophysical activities were undertaken.

8.6.3	The well logs, maps, magnetic or electronic bands, cores and samples and other geological, geophysical and geochemical information obtained by the Contractor during the Oil Operations shall be the property of the Government and shall be turned over to the Government as soon as they are obtained or prepared, although the Contractor shall be entitled to retain copies of the aforesaid documents and files, subject to compliance with the confidentiality clauses.

8.6.4	In performing its contractual obligations, unless otherwise agreed upon by the Parties, the Contractor may:

1.	Keep copies of the material that comprise the Data over the duration of the Contract;

2.	Keep for the necessary duration of the Oil Operations, with the approval of the Government, the original Data, provided that the said Data is reproducible and that copies have been submitted to the Minister in charge of Hydrocarbons;

3.

Export for laboratory treatment, examinations or analyses and for one year duration, samples and any materials comprising the oil data, on condition that samples of equivalent size and quality or, when such Data may be reproduced, copies of equivalent quality are submitted to the Minister.

8.6.5	The Contractor should regularly inform the Minister about the major developments in the context of the Oil Operations and give him the available information (data, reports, evaluations and interpretations) related to the Oil Operations.

Moreover, the Contractor must:

a)	Establish daily drilling and exploitation reports as part of its activities;

b)

Prepare and submit to the Minister a monthly production report within a deadline of thirty (30) days following the end of the month concerned and that shall include a description of the activities covered during the said month;

c)	Prepare and submit to the Minister a quarterly report during the exploration and exploitation period within a deadline of thirty (30) days following the end of each Calendar Quarter, and that shall include a description of the activities covered during the said quarter along with the plans and maps showing the sites where the described works have been undertaken.

d)	Prepare and submit to the Minister an annual report within two (2) months of the end of each Calendar Year, which integrates and develops the revised quarterly reports if necessary for the Calendar Year in question.

e)	All monthly, quarterly and annual exploration and exploitation reports produced by the Contractor shall be written in French and addressed to the Minister in charge of Hydrocarbons.

f)	Failure to product two quarterly activity reports shall be considered a breach of the Contract.

g)	Failure to produce quarterly activity reports for one year shall be considered as serious misconduct stemming from deliberate negligence.

h)	At the end of each year, the Contractor shall have sixty (60) days to submit its annual activities and budget report. If at the end of this period, no report has been received by the Government, notification shall be sent to the Contractor, who shall have sixty (60) days to make the necessary corrections. After this period, if no positive reaction on the part of the Contractor is noted, the Contract shall be considered terminated and notice shall be given to the Contractor.

ARTICLE 9: DECLARATION OF COMMERCIAL DISCOVERY AND DESIGNATION OF THE DEVELOPMENT ZONE

9.1	As soon as a Hydrocarbon Discovery is made in the Contract Region, the Contractor must immediately inform the Minister and the provisions of this Article shall be applied. After the Hydrocarbon Discovery and within the thirty (30) days following the said Discovery, the Contractor shall submit to the Minister an initial Discovery report.

At the latest in the two (2) months following the Discovery, the Contractor shall submit to the Minister a detailed report on the Discovery, indicating, if necessary, whether or not this discovery has been evaluated. If the Contractor deems that the Discovery is worth evaluating, the report must include an evaluation programme and a schedule of activities in order to implement an adequate and effective evaluation. The Contractor must properly complete the evaluation programme submitted to the Minister during the exploration period in accordance with the evaluation programme and the approved schedule of activities. Notwithstanding all of the provisions of Article 9, provided that the Contractor has fulfilled its obligation to drill exploration wells as indicated in Article 6, it shall be entitled to receive a Development Zone which includes the predefined Development Zone.

9.2	At the latest ninety (90) days following the end of the evaluation programme, the Contractor must submit for the assessment of the Minister a detailed evaluation report justifying the commercial viability of the proposed Development Zone. This report must include:

-	The description of the Development Zone, namely the structural configuration, the physical properties and the span of the reservoir rocks, the surface areas, the layer and the depth of the productive zones;

-	An estimation of the initial oil reserves and gas that can be recovered, the characteristics of the recuperation, the expected yield of production per reservoir;

-	An estimate of the number of necessary wells for an efficient drainage of the reserves, the characteristics of the fluids present, in the case of the Crude Oil its density, the sulphur, sediment and water content, as well as the yield characteristics of the product;

-	The expected economic projections and cash flow.

9.3	The Contractor should declare in the report if it deems that the Discovery is commercially viable, and in this case it shall have the right to develop it and produce the Hydrocarbons in accordance with the provisions of this Contract. However, the Minister shall support as much as possible the establishment of non-existent facilities for the production and testing of all early production wells. This Government support shall include, if possible, assistance to obtain and access existing installations or obtain the necessary onshore land in the immediate vicinity of the pipeline.

9.4	In the thirty (30) days following the presentation of the report in which the Contractor shall communicate to the Minister its opinion that its Discovery is commercially viable, the latter shall notify in writing the Contractor of his approval and the date of approval of the Minister shall be the “Commercial Discovery Date”. If at the end of this deadline of thirty (30) days, the Minister does not notify in writing the approval mentioned, the Commercial Discovery Date shall be the date following the deadline of the thirty (30) days mentioned above. The Minister shall then grant the Contractor the exploitation permit if it applies for it.

9.5	If the Contractor deems that the Discovery is not commercially viable, it should communicate to the Minister the reasons for its decision. If the Minister questions the basis of the technical or economic analysis of the Contractor on the non commercial character of the Discovery, or if for any other reason he deems that the Discovery could be developed economically by the Contractor in accordance with the clauses and conditions of the Contract, then the Minister should, in the sixty (60) days if he wishes, submit the question of the commercial viability to an expert in compliance with the Contract. If the Expert confirms that the Discovery is a commercial one, the Contractor may, in the thirty (30) days following the date of receipt of the decision of the Expert, declare that the Discovery is a Commercial Discovery in accordance with the provisions of the Contract and the date of declaration shall become the Commercial Discovery Date. In this case, the Minister shall have the right to develop the Discovery Zone and produce Hydrocarbons in accordance with the provisions related to exclusive-risk operations. The Contract shall remain valid for the remaining part of the Contract Region.

9.6	In the ninety (90) days following the Commercial Discovery Date, the Contractor should submit to the Minister a General Development Programme indicating:

(a)	The proposed Development Zone;

(b)	The Development operations to be undertaken, including any additional delineation of the Development Zone and the method to develop the Associated Gas, if any;

(c)	The plans of the Contractor concerning well drilling and conditioning, the new production, storage, transportation and deliver installations required for Hydrocarbon production. The plans must include the following information:

(i)	The expected number of Development wells and their positioning;

(ii)	Precisions about the production equipment and storage infrastructures;

(iii)	The delivery points of the Crude Oil and Natural Gas; and

(iv)	The details of any other technical equipment necessary for the Oil Operations.

(v)	The production projections of Crude Oil and Natural Gas from estimated Oil or Gas deposits, and the estimated commercial life of the said deposits;

(d)	The estimations of the costs of equipment and current expenditures;

(e)	The economic feasibility studies done by the Contractor and possibly the other methods mapped out for the development of the Discovery by taking into account:

(i)	Its location;

(ii)	Any relevant meteorological condition;

(iii)	The expected investment costs and current expenditures; and

(iv)	Any other necessary information for its evaluation.

(f)	The security measures to be adopted during the Development and Production Operations, including emergency procedures;

(g)	Measures to be adopted for environmental protection;

(h)	The unforeseen events that may affect the capacity of the Contractor in implementing the General Development Programme.

9.7	The General Development Programme proposed by the Contractor shall be prepared in compliance with engineering principles, economy principles and Best Practices. It must also be designed with a view to ensuring the optimal recuperation of Hydrocarbons in the Development Zone and to prevent wasting them.

9.8	The General Development Programme of the Contractor may be revised by the Minister who shall give his approval if he deems that it has been prepared in compliance with the provisions above. If the Minister deems that the General Development Programme presented by the Contractor was not prepared in accordance with those provisions, he shall propose amendments and the Contractor may, in response, modify it. If within the ninety (90) days following the date of presentation of the Programme, the Minister and the Contractor do not reach an agreement with regard to the said Programme, the matters on which they disagree must be submitted to an expert who shall take a decision. In case of disagreement and resorting to an expert, the exploitation period of twenty-five (25) years shall not include the time used to call for an expert (including the time for the appeal procedure).

9.9

During the Development and Production Operations, the Contractor may propose additions or revisions to the General Development Programme. It must then submit them to the Minister for consideration and approval, in accordance with the procedures contained in clause 9.8 if within ninety (90) days of the date of submission of the additions or revisions to the General Development Programme, the Minister and the Contractor do not reach an agreement with regard to the aforesaid additions and revisions, the matter or matters on which they disagree must be submitted to an expert, pursuant to the procedure specified in clause 9.8, and the twenty-five (25) year exploitation period shall not take into account the period of this procedure.

9.10	If the Contractor wishes to finance the Development Operations with funds coming from banks or other funding sources, the Minister shall support the Contractor by supplying all information that the banks or funding sources may reasonably require, provided that the Minister does not assume any additional obligations of any kind to that effect, financial or otherwise.

ARTICLE 10: EXCLUSIVE RISKY OPERATIONS

10.1	In case the Minister, during the exploitation period, wishes to test additional reservoirs of a well at the agreed level, or deepen the well and test the reservoirs that are deeper than that final level, the Government shall have the right, subject to the stipulations provided in Clause 10.4, to ask by notification to the Contractor to test some additional reservoirs or to continue drilling and to test some new reservoirs, at the exclusive risks of the Government. The Government shall notify the Contractor as soon as possible before or during drilling, but in no case after the Contractor has started the completion or abandonment activities of the well.

10.2	If during the exploration period, the Parties do not agree on the Government recommendation to drill additional exploitation wells, the Minister shall have the right, after the initial period, to ask the Contractor to drill in the Contract Region at the exclusive risks and cost of the Government one (1) exploitation well provided that this Operation does not delay, hamper or disturb the exploitation and evaluation activities of the Contractor. In that case, the Minister shall have a maximum deadline of six (6) months to submit to the Contractor a report on establishing the said well specifying the drilling details as well as the financial plan of the operation he is pre-financing.

10.3	If the operations described in clauses 9.3, 10.1 or 10.2 lead to a Discovery or a Commercial Discovery, the Government shall have the right, at its exclusive expenses, risks and benefits, to appreciate the said Discovery and/or to develop and produce oil from the reservoir corresponding to that Discovery. The Contractor shall notify in writing to the Minister, before starting the commercial production of the oil reservoir discovered in the context of the said exclusive-risk operations, if it wishes to support future operations for the development and/or production of the said oil reservoir, in compliance with the terms of this Contract. In that case, the Contractor shall pay in cash or in kind to the Government in addition to hundred percent (100%) of the exploitation costs and, if any, capital exploitation costs incurred by the Government in the context of the exclusive-risk operations and corresponding to the discovered oil reservoir, an additional amount equalling three hundred percent (300%) of the said exploitation and capital costs.

10.4	The conditions to undertake exclusive-risk operations shall be the following:

(a)	The production tests of additional layers or the penetration and the production tests of deeper layers or drilling additional exploration wells, must be technically feasible;

(b)	Deepening a well as part of exclusive-risk operations may not take place when the well has already gone through producing reservoirs;

(c)	No exclusive-risk exploration well shall be drilled in an exploitation zone, nor on the site of a Commercial Discovery;

(d)	The Minister may hire a third party to undertake the exclusive-risk operations referred to above. However, the Minister shall not recruit a third party to these ends without having previously offered to the Contractor the right of pre-emption for the execution in its name the said exclusive-risk operations in conditions similar to those which should be acceptable to that third party. In case the Contractor does not accept to undertake those operations notified by the Minister, the latter shall have the liberty to hire the third party provided that this third party respects the conditionality clauses related to the reports, data and information kept or prepared by the Contractor and received by that third party as part of this article or Article 9 and in accordance with Article 21.

ARTICLE 11: GOVERNMENT PARTICIPATION

11.1	The Government has the option to acquire a maximum interest of 10% in the rights and obligations of the Contractor regarding a commercial discovery.

11.2	The Government must exercise its participation option by written notification to the Contractor within the ninety (90) days following the date of commercial declaration by the Contractor. For lack of submitting a written notification during this deadline of ninety (90) days, the option shall be considered as denied.

11.3	If the Government exercises its option of participation in accordance with Article 11.1, the Contractor shall give up to the Government the share claimed. To this effect, the Contractor shall propose a draft convention to the Minister in charge of Hydrocarbons for consideration. This convention shall specify the terms of the Government’s participation.

11.4	The Government participation shall be effective from the date of receipt by the Contractor of the written notification set out in article 11.2.

11.5	If the Government exercises its participation option, the Minister shall enter into an operational agreement with the Contractor in accordance with the standards of International Oil Operations, which shall govern the rights and obligations of the Parties.

ARTICLE 12: ROYALTIES, COST RECOVERY & PRODUCTION SHARING

ROYALTIES

12.1

The Contractor shall pay royalties to the Government at a rate of 12.5% of the total available production excluding losses regarding the Oil Operations for oil starting with the first barrels produced. The remaining quantity of the crude oil shall be referred to as ‘‘Available Crude’’. This rate is negotiable for the condensate In case of discovery of gas, both Parties shall come together to define the royalties as well as the sharing proportion for the gas.

RECOVERY OF OIL COSTS

12.2	After deducting the Royalties, the exploiting Contractor shall be entitled to a maximum of seventy percent (70%) of the remaining Total Available Production of Crude Oil for the oil every Calendar Year as the recovery of Oil Costs (Oil Costs Recovery Share).

12.3	Subject to the provisions related to participation, the Contractor shall assume and pay all Oil Costs incurred in executing the Oil Operations and shall recover the said costs according to the modalities defined in the Accounting Appendix D.

12.4	The costs directly attributable to the development and production of non-associated Gas shall be the subject matter of a specific agreement in accordance with the provisions of this Contract.

The costs shall be recovered as follows:

(a)	All Production Costs shall be recovered totally in the Year in which they were incurred;

(b)	The Exploitation Costs shall be recovered from the Year the first commercial production started in the Contract Region;

(c)	The development investments shall be depreciated over five (5) years from the Year the first production started;

(d)	Investments related to the exploitation phase shall be depreciated over five (5) Years from the date they were undertaken;

(e)	However, when the total production reaches the profitable limit as defined in clause 12.7 below, the Parties shall consult each other to agree on a decision. This consultation shall take place in the thirty (30) days from the date the Minister in charge of Hydrocarbons receives the written notification of the Contractor.

12.5	When the recoverable Oil Costs of a given Year exceed the value of the Crude Cost Recovery (“Cost–Oil”) available that year, the recovery of the surplus shall be carried forward to the following Years.

SHARING OF OIL PROFITS

12.6	Every Year, the remaining Available Crude after deducting the recoverable Oil Costs called hereinafter ‘‘Oil Profit’’ or ‘‘Crude-Profit’’ shall be shared between the Government and the Contractor according to the percentages below:

a)	For oil

Share of Daily Production	Share of the State	Share of the Contractor
Regardless of the production level	50%	50%

After recovery of the oil costs, the Parties shall come together to define a new sharing formula

b)	For the condensate (to be negotiated in case of discovery)

12.7	The Parties shall agree that if the Profitable Limit of a deposit is going to be reached, (that is if the Oil Costs incurred by the Contractor exceed the oil monetary flow received from selling the production in such a way that it leads to stopping prematurely the production of this deposit), they shall consult each other and examine the amendments to be made to the provisions of this Contract, namely cost recovery and production-sharing in order to extend the life of the deposit.

ARTICLE 13: MEETING THE NATIONAL CONSUMPTION NEEDS

13.1	Following the start-up of the Production Operations, the Government shall have the right to purchase and the Contractor the obligation to sell, in a determined Delivery Point, an equivalent volume of Hydrocarbons in the form of Crude or refined products or equivalent gas as agreed upon between the Parties, equivalent to a maximum of fifty percent (50%) of the share of the Oil Profit accruing to the Contractor in order to meet Benin’s internal demand. The transfer of the Oil shall be done in this context in accordance with the provisions of clause 15.5.

13.2	If in a deadline that shall not exceed sixty (60) days from the Hydrocarbons delivery date, the Government does not pay the bill, the Contractor may request to be paid by deduction from the Oil Profit of the Government.

13.3	With regard to the Crude Oil, the obligation for the Contractor to sell shall be based on the principle according to which all Crude Oil producers or exporters in Benin, including the Government, shall bring at any moment and proportionally a portion of their production to meet the national consumption needs. To take advantage of his acquisition rights, the Minister should give a written notice of six (06) months to the Contractor, indicating the volume of the Crude Oil of the Oil Profit of the Contractor that shall be acquired during the six (06) calendar months following the above-mentioned notice. The monthly variation of that volume shall not exceed a margin of more or less than ten percent (10%).

13.4	If in case of Force Majeure, other contractors or the Government are not able to contribute proportionally to meeting the national needs, and if as a consequence the volume of participation of the Contractor and other contractors to the national market demand must be increased, the Contractor shall sell the required additional quantities in accordance with the above-mentioned clauses and conditions until the case of force majeure is resolved and until the contribution meant to cover proportionally the national market demand is re-established. This additional obligation shall not include the volumes of production that are already the subject-matter of an exportation contract, the loading period of which is fixed within the forty (40) working days following the date on which the Contractor receives the notification of the Minister related to the case of force majeure.

13.5	With regard to the Natural Gas, the obligation of the Contractor to sell must be established by taking into account the criteria used to meet the national market demand stipulated above and by taking into account a Natural Gas price determined in accordance with this Contract.

13.6	All payments made as part of the Contractor’s Hydrocarbons sales to the Government in accordance with the provisions of this Article must be in dollars and through bank transfer in favour of the bank account designated by the Contractor outside Benin in a deadline of thirty (30) days from the date of delivery to the Delivery Point of the Hydrocarbons purchased by the Government.

ARTICLE 14: APPLICABLE TAX SYSTEM

14.1	Over the life of the Contract and in accordance with the legislation in force in the Republic of Benin, the Contractor shall be subject to the tax system commonly applied to enterprises in general and to oil activities in particular.

14.2	The Contractor shall be bound to pay in accordance with the Benin Tax Code all of the taxes and dues to which he shall be subject namely the Income Tax, which shall not exceed 45% of the taxable profit.

14.3	It shall be understood that pursuant to Article 14.2, the Minister shall ask to deduct from the Oil Profit of the Government under article 12.6, an amount corresponding to the Income Tax and to the Export Tax provided for in the Oil Code. He shall request that to this effect the said tax be paid on behalf of the Contractor and issue to him the related receipts. The same shall apply to the Export Tax. In that case, the portion of the Oil Profit belonging to the Contractor as set out in article 12.6 shall be considered net of tax and shall not be subject to any tax whatsoever. In other words, the Contractor shall be free of all tax obligations that are, by definition, included in the Oil Profit received by the Government and in the Tax on Oil Production also received by the Government.

The Minister shall send the receipts by official correspondence justifying the payment of the taxes, duties and dues to which the Contractor is subject.

14.4	The Contractor, its sub-contractors and service providers shall be exempt from the charges and customs duties, including Road Tax, on the capital equipment, products, exploitation and exploration materials and drilling machines and equipment (including the Rig or the drillship and all similar equipment), the platforms and production installations and spare parts imported in the context of the Oil Operations.

However, the goods, products, equipment, exploration and exploitation materials and all drilling machines and equipments (including the Rig or the drillship and all similar equipment), the platforms and production installations and spare parts likely to be re-exported at the end of their use shall be subject to the exceptional temporary admission system in accordance with current the provisions governing this matter.

14.5	The Contractor, its subcontractors and its service providers are also exempt from taxes, duties and indirect dues, including the Value-Added Tax (VAT) with regard to the oil exploration and exploitation activities and all other related activities.

The Contractor, its subcontractors and its non-resident service providers are also exempt, with regard to the oil exploration and exploitation activities and all other related activities, from:

a.	The License during the entire exploratory period and for five (5) years of oil exploitation;

b.	the Employer’s Contribution on Salaries (E.C.S.);

c.	Superficiary royalties provided in the Code.

14.6	Expatriate personnel employed by the Contractor, its subcontractors and service providers benefit from:

-	Exemption from the Progressive Tax on Salaries and Wages (PTSW);

-	During the first six (06) months of settlement of their settlement in Benin, an exemption of customs duties and taxes and Road Tax on personal effects being used.

One vehicle per household may also be imported in temporary admission.

14.7	The Government shall be ready to consider any amendment to the tax clauses that the Contractor may ask at any time, provided that:

(a)	Such modifications do not have a negative incidence on the overall economic gains and other benefits that the Government shall draw from the Operations; and

(b)	The only reason for proposing such modifications shall be to allow any person making the Contractor or to any other Affiliated Company to obtain in another country a tax credit related to the paid taxes in the Republic of Benin.

14.8	The Contractor shall be bound to pay to the Government the revenues as part of duties and taxes provided in this Contract through a national structure. The designation of the national structure in question shall take place within the one hundred and eighty (180) days following the Effective Date.

14.9	The Government shall issue within the thirty (30) days following the payment date a receipt in the name of the Contractor relating to the said payment.

ARTICLE 15: MEASUREMENT, PROVISION, EVALUATION AND SALE OF HYDROCARBONS

15.1	The Contractor must measure all Crude Oil and Natural Gas produced in the Contract Region in accordance with Best Practices. The Contractor must keep complete and precise registers of all measurements of the Hydrocarbons produced in the Contract Region after extracting the water and its foreign bodies, then all tradable Hydrocarbons; that shall allow calculating the difference to determine the quantities used for the Operations and the unavoidable losses. The representatives of the Minister must have access to these registers and measures.

15.2	The Minister shall have the right to test all measures, measuring equipment, the graphs and any other measuring or testing and information material.

15.3	If, following an examination or a test, it appears that the measuring equipment is not functioning, that they are damaged or incorrectly set, the Contractor must fix them or do the necessary adjustments immediately and meet the costs.

15.4	If within a reasonable deadline that shall not exceed thirty (30) days the Contractor does not assume that obligation, the Minister may take the appropriate measures to make the said equipment operational or adjusted and may bill the Contractor for the cost of that operation at the interest rate of the Contract plus 1%. If, according to the Minister, the error caused by the bad adjustment or any other fault of measuring equipment seems to be the reason of big difference in measuring the production, the Parties shall consult each other to take the appropriate measures. In case of disagreement, the question may be submitted to an expert who shall determine if it is appropriate to do a retroactive adjustment of the production figures. If the Contractor considers that it is necessary to replace some measuring devices or instruments, it must inform the Minister for approval and give to the representatives of the Minister the chance to be present during the operation and to take part in it.

15.5	In the context of this Contract, the price of the Crude Oil for each quarter shall be the weighted average FOB prices received by the Contractor for selling to third parties different from the Parties during the corresponding quarter.

15.6	If in a given quarter the Contractor does not sell at least forty percent (40%) of the total Crude Oil production of the Contract Region to third parties different from the Parties, the price of the Crude Oil for that quarter shall be the weighted average of FOB prices fixed in comparison with the price of the Crude Oil on the international market in view of the quality, density and transport differentials.

15.7	In case of lack of an agreement between the parties within the fifteen (15) days following the end of the Quarter involved, awaiting the opinion of an expert, the agreed selling price for the preceding Quarter shall apply provisionally subject to the retroactive adjustments that could be necessary after the expertise. Resorting to an expert provided in this article shall apply in a deadline that shall not exceed thirty (30) days after the end of the Quarter involved.

15.8	In the context of this Contract, the price of the Natural Gas sold in the Benin national market shall be the price received by the Contractor for selling to third parties. Taking into account the fact that in Benin the gas market is not highly developed, the Government should assist the Contractor if possible to find possible gas consumers and to negotiate reasonable selling prices. The price of Natural Gas applicable to the gas sold to a Benin public enterprise or to an organization which social capital and voting right is the direct or indirect property of the Government, shall be agreed upon by the Parties, since this price should reflect the commercial value of the source of energy that the sold gas is supposed to replace, in accordance with the modern technology generally used and by taking into account the cost of the produced gas. The price applicable to Natural Gas exportation shall be the price received by the Contractor in the context of selling to third parties, subject to the same conditions governing normally selling Crude Oil.

15.9	The Contractor shall have the right to possess, load, transport and export freely the Hydrocarbons that belong to it by virtue of the Contract. The Minister may ask the Contractor to sell all or part of the oil belonging to the Government in accordance with article 12 and in the market conditions set out in Article 15.5, provided that the Parties have agreed on the provisions relating to commercialization.

15.10	At the latest sixty (60) days before the Commercial Production starts in each Development Zone, and afterwards at the beginning of each Quarter, the Contractor must prepare and submit to the Minister a prevision indicating the total quantity of Hydrocarbons that, according to it, will be produced during the next four (4) Quarters in the corresponding Development Zone, from a production rate determined by mutual agreement to optimise the recuperation of the Hydrocarbons in the Development Zone in accordance with Best Practices. Each Quarter, the Contractor must make reasonable efforts to produce the quantity of Hydrocarbons it has planned to produce. The Contractor shall be authorized to use, free of charge, the quantities of Hydrocarbons produced in the Contract Region, at the natural state or treated, necessary to undertake the Oil Operations (including Operations to load the Gas) in accordance with Best Practices. Regardless of the quantity of Hydrocarbons used for this purpose, they shall not be considered part of the Commercial Production.

ARTICLE 16: NATURAL GAS

16.1	The Benin national market enjoys a preferential acquisition right of the Natural Gas produced in any Development Zone and not used for Oil Operations in accordance with this Article, provided that the commercial proposals offered are not less favourable than those in which the gas in question may be exported. Natural Gas not sold on the national market may be exported.

16.2	In case of a discovery of a commercial gas accumulation, a gas purchase contract (a “Take or Pay” Contract) should be discussed between the Government and the Contractor in the shortest deadline. In case the direct generation of energy seems to be more profitable for both Parties, they shall meet to fix the conditions.

Associated Natural Gas

16.3	In case of a Crude Oil Discovery that the Contractor deems commercially viable in accordance with this Contract and that the Discovery contains Associated Gas, the Contractor should indicate in its evaluation report if it considers that the estimated production of Associated Gas will exceed the quantities of Associated Gas required for the additional Production Operations and if the declared surplus Associated Gas can be produced in commercial quantities. If the Contractor declares that this Associated Gas does exist and can be produced in commercial quantities, it shall indicate in the General Development Programme prepared for the Hydrocarbon Discovery, the details related to the collection, treatment, compression and transportation installations required to exploit the surplus Associated Gas for commercialization as well as the related costs.

16.4	Within ninety (90) days following the date of presentation of the General Development Programme, the Minister may notify to the Contractor that either he or any other Benin public enterprise designated by him would like to have the surplus Associated Gas on the national market.

16.5	If the Contractor decides to participate in accordance with the above-mentioned provisions:

(a)	it shall build collection, treatment, compression, transport and storage facilities required for the production and delivery to the Delivery Point of the surplus Associated Gas in accordance with the specifications of the General Development Programme;

(b)	The price of the Associated Natural Gas shall be the price of the Natural Gas determined in accordance with this Contract.

16.6	If the Contractor decides not to participate, it must deliver to the Minister, or to the Benin public enterprise designated to that effect by the Minister, in a delivery point designated as an “exit port”, and at its own expense, which shall be considered as recoverable costs, all produced surplus quantities of Associated Gas produced.

16.7	Subject to the provisions related to environmental protection, the Contractor may burn all unused surplus Associated Gas.

Non-Associated Gas

16.8	In case of a Discovery of Non-Associated Gas in the Contract Region, the Contractor must present a report in accordance with the prescriptions of this Contract. If the Contractor considers that the Discovery is worth evaluating, it must evaluate, with an estimation of the reserves, the production potential, as well as the economic viability. In that report, the Contractor should also declare if the Discovery is commercially viable. If the Contractor considers that the Discovery of the Non-Associated Gas is not worth evaluating, the provisions related to the Crude Oil shall be applied mutatis mutandis.

16.9	If the Contractor considers that the Discovery can be commercially viable, the Minister shall assist it in evaluating the demand for gas on the national market as well as in the transformation and commercialisation activities required to distribute it to end-users of the said market. At the same time, the Contractor shall be free to assess the viability of the exportation of the Gas. Within the Calendar Year that follows the date of presentation of the detailed evaluation report of the Contractor, the parties should meet to decide if the outlets and the other factors justify its development and production for the national market and/or if it is considered that this market is not sufficiently big and that the Gas should be exported.

16.10	If the Contractor considers that the development of the Non-Associated Gas Discovery is justified, it must present to the Minister a General Development Programme of the said Discovery and the provisions related to the commercial discovery and those to the Government participation shall be applicable to the development and production of the said Gas as in the case of Crude Oil. If the Contractor considers that the Discovery of Non-Associated Gas is not justified, then the provisions related to Crude Oil shall be applied mutatis mutandis to the development and production of the said Gas.

16.11	If it is determined that the Discovery of the Non-Associated Gas cannot be used on the national market while the Contractor considers that the Discovery of the Non-Associated Gas could be commercially viable for exportation, the Contractor shall have all the liberty to develop the Gas Deposit provided it presents to the Minister a General Development Programme. If the Contractor starts the Development Operations for exportation, the Minister shall take all necessary provisions to ease the construction of the appropriate facilities. Provisions related to the Commercial Discovery and to the Government participation shall be applicable mutatis mutandis to the development and production of the said Non-Associated Gas as in the case of Crude Oil. Once the Contractor has started the Development Operations for exportation, the right given to the Contractor to export by virtue of this Article shall remain in force during the whole period.

16.12	In the context of this Contract, the price of the Non-Associated Gas produced by a Gas Deposit meant to be used in Benin shall correspond to the price of the Natural Gas determined in accordance with the provisions of this Contract.

16.13	In accordance with security norms and environmental protection, the Contractor shall have the right, after approval by the Minister, to build gas separation facilities in order to produce liquid gas and condensate.

ARTICLE 17: DAMAGES, ABANDONMENT, ENVIRONMENTAL PROTECTION AND SECURITY

17.1

The Contractor shall be responsible for all damages and prejudices that its operations may cause to particular people or to the Government. The Contractor shall be bound to protect the Government against any damage for which it may be responsible through its activities undertaken by virtue of this Contract or through any related operation or activity. To that end, the responsibility against any claim and obligation stemming from death, accidents or damages caused by its activities, including those undertaken by virtue of this Contract, or the non-compliance of the Contractor with the rules and regulations in force in Benin. This Contract shall have no effect on the rights that third parties may claim against the Contractor by virtue of the laws in force in Benin.

17.2	The Parties recognize that by their nature, the Oil Operations may produce an ecological imbalance in the Contract Region because of environmental pollution. Therefore, by implementing the Contract, the Contractor must adopt the necessary measures to prevent or minimize soil, atmosphere and water pollution, and take care so that the pollution will not harm the flora or the fauna and, in general, prevent any thing that could materially damage the environment. If the Contractor cannot prevent environmental pollution in accordance with the Constitution and Environmental Framework Act of Benin, it should take the appropriate measures to minimize its effects in accordance with the international norms. These measures must be communicated to the Minister for approval.

17.3	To minimize or eliminate pollution, the Contractor must use appropriate technical measures approved by the Minister.

17.4	The Contractor shall be responsible for damages caused to third parties following the environmental pollution provoked by its Oil Operations.

17.5	The Contractor shall commit himself/herself to call for specialists in the field to study the possible incidence of Oil Operations on the environment. That study should be on:

(a)	The state of the environment and the existing pollution level in the Contract Region and the neighbouring regions before the Oil Operations;

(b)	The incidence that the Oil Operations may have on that environment.

The study mentioned in paragraph (a) must be carried out in two phases:

(1)	A preliminary study submitted by the Contractor to the Minister before the seismic survey of the Contract Region and

(2)	The definitive study applicable to all the exploration period and that should be presented to the Minister before drilling the first well. The study mentioned in paragraph (b) must be carried out and submitted to the Minister at least ninety (90) days before drilling the said wells.

17.6	The above-mentioned studies should include the measures used to eliminate or minimize, among others, the hereunder mentioned wastes as well as the way to neutralize them:

(a)	Drilling mud and Hydrocarbons from the tests, completion, conditioning and abandonment of wells;

(b)	Solvents, lubricants and other products used during the operations;

(c)	Organic waste, rubbish and unusable products in the workplaces and camps.

17.7	The Contractor must conceive and build its facilities and endeavour to minimize the environmental pollution and adopt, among others, the following measures on the drilling and exploitation equipment sites:

(a)	Drainage systems/recuperation of overflowing Crude Oil and other derivatives and polluted waters;

(b)	Waste management system.

17.8	The Contractor shall commit himself/herself to include the provisions of this Article in all contracts negotiated with third parties and related to the Oil Operations.

17.9	If the Contractor does not comply with the provisions of this Article and the Crude Oil or any other product overflows into the soil, the sea floor or into the sea, or if the activities of the Contractor cause another form of pollution or, in any other way, contaminate water supply points or plant or animal life, the Contractor should immediately take all appropriate measures consistent with Best Practices to control the pollution, clean all overflowing Crude Oil or any other product, or fix as completely as possible any damage caused.

17.10	If, as a direct consequence of gross or deliberate negligence of the Contractor, there is an overflowing or a pollution, the cost of the activities to control, clean and repair shall be supported by the Contractor and shall not be considered as Oil Costs in accordance with this Contract.

17.11	In case of a danger likely to affect the environment, the Contractor should immediately notify it to the Minister and take the measures set out in the emergency measures adopted by the Parties in compliance with Best Practices.

17.12	At any time, the Contractor may return or abandon any part of the Contractual Zone or any Well not included in a Field, subject to prior notice of three (3) months to the Minister in charge of Hydrocarbons, provided that the Contractor has fulfilled all of its obligations pursuant to this Contract and has provided the Minister with detailed information on the status of any Deposit and the facilities and equipment located in this zone, in addition to any plan for the removal or dismantling of these facilities and equipment, including all technical and financial information. All abandonment operations must be carried out in accordance with the Law on Hydrocarbons.

17.13	The abandonment of a Field by the Contractor and the corresponding abandonment plant shall require the prior approval of the Minister in charge of Hydrocarbons in accordance with the Law on Hydrocarbons. The Contractor shall prepare and submit to the Minister an abandonment plan for all Wells, facilities and equipment, the restoration of the land and the continuation of the Oil Operations, as applicable, in accordance with the Law on Hydrocarbons.

17.14	Unless the Minister in charge of Hydrocarbons decides to retain the facilities and equipment in order to continue the Oil Operations in accordance with Article 17.17, the Contractor shall be obligated to fully abandon all of the Fields of the Contractual Zone before the end of the Exploration Period or any Extension Period, as applicable.

17.15	Upon receipt by the Minister of the notification indicated in Article 17.12 or the abandonment of any Field, the Minister shall be entitled to resume any Discovery or any Field which the Contractor intends to abandon. If the Minister does not communicate its intention to resume the Oil Operations within three (3) months following receipt of the relevant notification, he shall be considered to have decided not to do so.

17.16	In order to proceed with the abandonment of a Field, the Contractor shall contribute amounts to a Reserve Fund consistent with the estimated costs of the abandonment in accordance with the approved abandonment plan. The implementation period as well as the method of payment of the Reserve Fund shall be defined by mutual agreement between the Minister and the Contractor.

17.17	If the Minister chooses to retain the facilities and equipment to continue the Oil Operations after the departure of the Contractor, the Reserve Fund thus established and the interests associated therewith shall be provided to the Minister to cover the subsequent abandonment. The Contractor shall be released for any other abandonment obligation regarding these facilities and equipment.

17.18	The Contractor must take the necessary measures in accordance with Best Practices to properly and safely carry out the activities provided for in the Contract and must comply with the legal and regulatory provisions of Benin, including regulations concerning labour, environmental protection, health and safety. The Contractor must refrain from any action that endangers the health or safety of persons.

17.19	The Minister shall have the right to inspect all sites, buildings and installations in the Contract Region. To have access to the sites, the Minister must inform the Contractor in advance.

17.20	The Contractor should see to the safe and effective treatment of the water and residual oil and to the plugging of the wells before abandoning them.

17.21	The Contractor should cement and abandon all production wells in accordance with common oil practices, when they stop producing within the Bloc.

17.22	The Contractor should dismantle and remove in accordance with the procedure of abandonment in the Appendix all the platforms it may have installed in the Contract Region.

17.23	The Contractor should rehabilitate the site in agreement with the Government at the end of the Contract or when the production of the Bloc stops (see provisional budget for site rehabilitation and consideration of the environmental factor). Dismantling, removing or abandoning the installations put up by the Contractor shall be done in compliance with the norms of the oil industry commonly respected in the Gulf of Mexico. On the contrary, the submarine installations or others should be in such a state as to ensure that they shall not be an obstacle to navigation.

17.24	The Contractor shall leave all pipelines and installations free of oil at the end of the Contract in accordance with common oil practices.

17.25	The Government shall explicitly agree that the Contractor shall not have any responsibility for abandonment or environmental rehabilitation other than the one explicitly stipulated in this Contract.

17.26	Any amendment to this agreement on abandonment shall be agreed upon by both Parties.

17.27	In case some laws or regulations in force related to the environment on the date of signature of the Contract change in such a way that they modify noticeably the economic balance of the Contract, the Parties shall refer to the provisions of Article 27.2.

ARTICLE 18: FOREIGN EXCHANGE ARRANGEMENTS

In the context of the regulations in force in Benin, the Minister shall guarantee that during the life of the Contract, the Contractor and non-Beninese sub-contractors shall be authorized to:

(a)	Pay in foreign currency, totally or partially, salaries, reimbursements and other compensations;

(b)	Open, keep and use bank accounts in foreign currency in the Republic of Benin and abroad and accounts in local currency in the Republic of Benin;

(c)	Pay directly abroad, in foreign currency, foreign sub-contractors for the acquisition of capital goods and services related to the Oil Operations;

(d)	Receive, transfer and keep abroad and posses freely all funds including, among others, all payments received for the exportation of Hydrocarbons and all payments received from the Government;

(e)	Obtain from abroad all loans necessary for the Oil Operations;

(f)	Purchase the local currencies necessary for the Oil Operations and convert into foreign currency all local currencies exceeding immediate local needs in the certified banks or exchange offices;

(g)	Transfer abroad all foreign currencies exceeding the local needs of the Contractor. The rights given to the Contractor and to the Sub-contractors in this Article shall also be applicable to their foreign employees.

ARTICLE 19: LOCAL CONTENT, SOCIAL PROGRAMMES AND SIGNING BONUS

PRIORITY GIVEN TO BENINESE COMPANIES

19.1	With regard to selecting Sub-contractors to carry out the Oil Operations, the Contractor must give preference to Beninese Sub-contractors to the extent that they are competitive as far as quality, cost and technical capacity to carry out the activities within the established activity schedules.

EMPLOYMENT AND TRAINING

19.2	Starting from the effective date, the Contractor shall give hiring priority to Beninese personnel possessing the adequate qualifications at all levels of its organisation in accordance with Labour Legislation in the Republic of Benin.

19.3	According to the employees’ skills, the contractor shall train or contribute to the training of said personnel to enable them to acquire the necessary qualifications for any position related to the Oil Operations. Using expatriate personnel is subject to prior authorisation of the Minister in charge of Hydrocarbons.

19.4	Within three (3) months following the Effective Date of the Contract, the Contractor must notify the Minister of the allocation of an annual amount equal to one hundred thousand US Dollars ($100,000), which must be spent by the Contractor during the Exploration Phase for the training of the Minister’s oil sector officials.

19.5	The aforesaid costs shall be recoverable as Oil Costs in accordance with the provisions of this Contract.

19.6	The unused training funds shall be paid to the Government upon termination or expiration of the Contract.

SUPPORT FUND FOR THE PROMOTION OF THE HYDROCARBON SECTOR

19.7	The Government shall define and implement the oil activities promotion policy through the support fund for the Hydrocarbon sector.

19.8	The Contractor agrees to contribute to this fund with an annual donation of one hundred thousand US Dollars ($100,000). However, it may directly finance a promotion activity selected by the Minister in charge of Hydrocarbons using this fund.

COMMUNITY DEVELOPMENT FUND

19.9	The Contractor shall be willing to contribute to the development of Benin communities through funding community development projects that the Government shall submit to it. For this purpose, it must provide annual notification of its annual donation of one hundred thousand US Dollars ($100,000) for the exploratory phase.

19.10	The unused portion of the community development fund shall be paid to the Government upon termination or expiration of the Contract.

19.11	The three funds will be renegotiated for the production phase.

SIGNING BONUS

19.12	The company ELEPHANT OIL LTD has endorsed the airborne radiometric, magnetic and gravimetric surveys performed by FUGRO for an amount of two million, five hundred eighteen thousand, two hundred fifty ($2,518,250) US dollars. This contribution shall be paid in two instalments:

●	The first instalment of five hundred eighteen thousand, two hundred fifty US dollars ($518,250) paid 30 days after signing the Contract;

●	The second instalment of an amount of two million ($2,000,000) US dollars paid 30 days after payment of the first instalment.

The contribution of the company ELEPHANT OIL LTD to the airborne radiometric, magnetic and gravimetric surveys does not constitute a recoverable cost.

ARTICLE 20: ACCOUNTING

20.1	The Contractor must keep accounting records, as well as all financial information, books and records concerning the Oil Operations in national currency in the form required by the applicable Beninese Legislation.

20.2	Accounting procedures to be applied by the Contractor shall be those set out in the Accounting Appendix D.

20.3	The audited accounts of the Contractor must be submitted to the Minister for approval at the latest three (3) months following the end of the Calendar Year.

20.4	The Minister may, by giving a notice to the Contractor, at the latest six (6) months following the submission date of the financial accounts, submit all the financial accounts of the Contractor relating to the Calendar Year in question to be audited by an international firm of chartered accountants designated by both parties. The Government shall bear the costs of that audit.

20.5	Unless the Parties reach a mutual agreement, the Minister may submit all objections related to the accounts of the Contractor to an expert decision. Before deciding on an objection submitted, the expert must take into consideration the results of the financial audits carried out in accordance with the provisions of this Article. If the objection of the Minister is not submitted to an expert within the twelve (12) months following his receipt of the accounts, the objection in question shall be null and void. If the objection of the Minister is validated by the expert, the Contractor must rectify the accounts in question and meet the costs related to the audit and expertise irrespective of the provisions above.

ARTICLE 21: CONFIDENTIAL NATURE OF THE DATA

21.1	All reports, data and information obtained or prepared by the Contractor, inasmuch as they relate to all or part of the Contract Region, shall be the entire property of the Beninese Government and shall be treated confidentially. Each party shall promise not to disclose them without first informing the other Party to:

(a)	An affiliated company or a Sub-contractor of the Contractor;

(b)	A financial institution for the purposes of a loan, a broker, or a legal or financial adviser;

(c)	A stock market;

(d)	Any potential transferee pursuant to Article 22 below.

21.2	This clause shall not prevent the Minister from communicating certain information to any governmental entity and to credible persons interested in acquiring exploration and exploitation rights of Hydrocarbons in Benin.

21.3	All reports, data and information communicated by the Minister or the Contractor to a third party in accordance with the provisions above, shall be in compliance with agreements, the terms of which shall guarantee that such data, information or reports shall be treated as strictly confidential by the receiver.

21.4	The reports, data and information related to the Contract Region, and considered as important by the Minister for the implementation of an exploration programme by a third party in a neighbouring zone, may be communicated to it by the Minister. In return, the Contractor may have access to the data, information and reports obtained by the said third party concerning an adjoining zone of comparable exploratory interest. The confidentiality clauses shall apply to that third party.

21.5	All reports, data and information, including interpretations and evaluations related to any surface area that is no longer part of the Contract Region following retrocession of surface or expiration of this Contract, shall be treated by the Contractor in strict confidentiality for a period of five (5) years following the date when the said area stopped being an integral part of the Contract Region or from the expiry date of this Contract.

21.6	Any violation of the Confidentiality Clauses under this Article shall be punished according to the regulations in force in Benin regarding disclosure of professional secrets.

21.7	Any news publication initiated by the Contractor and relating to the results of the operations undertaken in the frame of this Contract shall be subject to prior authorization from the Minister.

ARTICLE 22: ASSIGNMENT OF RIGHTS

22.1	The Parties may assign all or part of their rights and obligations arising from this Contract. If the Contractor intends to assign or transfer its rights in whole or in part in accordance with the Contract, it must immediately submit a written request for authorisation to the Minister, unless the transfer shall be made to an Affiliate, in which case it must notify the Minister in writing of its intention to transfer sixty (60) days before the effective date or at a later date agreed upon with the Minister, after which the transfer shall become effective without the need for authorisation from the Minister. Any request should specify the name, address and any appropriate information about the technical and financial capacities of the assignee. Within thirty days (30) following the receipt of the request, the Minister must decide whether or not to approve the proposed transfer. Any disagreement of the Minister must be based on reasonable causes related to technical and financial capacities of the proposed assignee.

22.2	If one of the Parties does a partial assignment of its rights and obligations arising from this Contract, the assignee shall be responsible, alone and jointly, for the guarantees, responsibilities and obligations of the assignor. If the assignment is total, the assignee shall be responsible alone for the said obligations and guarantees. Any assignee must adhere to the bank guarantees and give a guarantee to its parent company, if any, as required by this Contract.

ARTICLE 23: FORCE MAJEURE

23.1	The Parties shall not be held accountable for any default or delay in fulfilling their obligations arising from this Contract if this default is due to a case of Force Majeure.

23.2	Any action or event that is beyond the reasonable control of the Parties and which prevents them indefinitely or temporarily from fulfilling their obligations by virtue of the Contract shall be considered a case of Force Majeure. Therefore, the Force Majeure occurrence shall include but not be limited to the following cases: war or similar situations, embargoes, blockades, earthquakes, floods, fire, strike or lock-out, terrorist act, riots, and acts of state.

23.3	The Party that shall put forward the case of Force Majeure should:

a)	Inform as soon as possible the other Party by all means and confirm by registered mail with acknowledgement of receipt by describing precisely the event;

b)	Take, if possible, all appropriate and legal measures to eliminate the cause of Force Majeure;

c)	Inform the other Party in the same forms as soon as the Force Majeure has been eliminated and resume the execution of the contractual obligations.

23.4	If the case of Force Majeure lasts for more than three (3) months, the Parties to the Contract shall meet to determine the appropriate actions to undertake.

23.5	It shall be agreed that if for reasons of Force Majeure, one Party is unable to fulfil an obligation or exercise a right, then, in accordance with the Contract, the deadline given to fulfil the obligation or exercise the right, including any obligation or any subsequent right, shall be extended for a period equal to the duration of the Force Majeure.

ARTICLE 24: ARBITRATION AND EXPERTISE

24.1	Arbitration

24.1.1	Subject to the provisions above related to the expertise, any conflict or complaint related to a question or operation relating to the Contract, including among others, any dispute or complaint related to its validity, its interpretation, its implementation or omission of the obligations that it shall entail and that cannot be solved amicably between the Parties, should be settled with prejudice and exclusively through arbitration on the initiative of either Party.

24.1.2	The arbitration procedure shall be enacted by three (3) arbitrators in accordance with the rules of conciliation and arbitration of the International Centre for Settlement of Investment Disputes (ICSID) of the World Bank Group. The Parties agree to respect the decisions of the arbitration tribunal.

24.1.3	Unless the Parties otherwise decide by mutual agreement in writing, the third arbitrator designated as indicated above must not be a Benin national or a person having the same nationality as the Contractor.

24.1.4	For any arbitration procedure in accordance with this Article:

a)	The procedure must take place in Paris (France), unless otherwise decided by the Parties by mutual agreement;

b)	French shall be the official language in any respect, and

c)	The decision of the majority of the arbitrators shall be imposed on the Parties.

24.2	Expertise

24.2.1	Any Party wishing to submit a matter for the decision of an expert in compliance with a provision of the Contract that provides for that procedure, including the Accounting Appendix, or any other that the Parties shall decide to submit by mutual agreement for the decision of an expert under this Article, should notify it to the other Party. This notification must include a list of at least three (3) proposed experts. The other Party should respond to that notification within thirty (30) days following the date of receipt either by accepting one (1) of the proposed experts or by proposing at least three (3) others. In this last case, the Party that presented the initial notification shall have thirty (30) days to accept one (1) or reject all of the experts proposed by the other Party. Non-notification shall constitute a rejection of the proposed experts.

24.2.2	If the Parties do not reach an agreement in selecting an expert within the sixty (60) days following the date of the first notification by virtue of the paragraph above, any of the parties may ask the Technical Expert Centre of the International Chamber of Commerce (ICC), based in Paris, to designate an expert in accordance with its regulations.

24.2.3	If the expert agreed upon by the Parties or designated in accordance with the above-mentioned provisions declines the request of the Parties, dies or, for any other reason, is in the impossibility to act as an expert, the Parties must meet immediately to designate another expert to replace it. If the parties do not reach an agreement within thirty (30) days following the date it has been established that the first expert could not act, any of the Parties may ask the Technical Expert Centre of the ICC to designate another one in accordance with its regulations.

24.2.4	The Parties shall be bound to cooperate with the expert as much as possible and each Party must ensure the cooperation of its Affiliates. The Parties should ensure the accessibility of the data and information the Parties or their Affiliates can give and that, according to the expert, could contribute to its decision. The representatives of the Parties shall have the right to consult the expert and to give it written information, but the expert can impose reasonable limits to this right. It shall be free to evaluate if a document or information submitted for its assessment is justified or relevant.

24.2.5	All costs related to the selection and use of the expert shall be financed jointly and equally by the Parties.

24.2.6	Any decision taken by the expert in accordance with this Article by virtue of a provision of the Contract that explicitly provides for this procedure shall be final and binding on the Parties. No Party shall submit an issue decided by an expert to an arbitration procedure as provided in this Contract. By mutual agreement among the Parties, issues submitted to the decision of an expert may be the object of an ultimate and final decision through arbitration, if the Parties agree to do so when submitting the issue to an expert.

ARTICLE 25: CANCELLATION

25.1	CANCELLATION BY THE STATE OR BY THE CONTRACTOR

25.1.1	Notwithstanding any other action provided for herein, this Contract may be terminated by the Minister in charge of Hydrocarbons without damages to the Contractor for any of the following reasons:

a)	any significant breach by the Contractor of any provision contained in this Contractor or the Law on Hydrocarbons that is not corrected within 30 days after notification and which is not attributable to an action or omission of the Government or any Person representing the Government;

b)	a delay of over three (3) months by the Contractor in making any payment owed to the Government which is not corrected and which is not attributable to an action or omission of the Government or any Person representing the Government;

c)	the interruption of Development works in a Field for six (6) consecutive months, except when such interruptions:

(i)	has been approved in advance by the Minister in charge of Hydrocarbons; or

(ii)	is the result of an action or omission of the Government or any Person representing the Government; or

(iii)	is the result of Force Majeure occurrence;

d)	when, after Production of a Field is begun, its exploitation is interrupted for at least three (3) consecutive months, without the prior authorisation of the Minister unless this interruption (i) is due to an action or omission of the Government or any Person representing the Government or (ii) is the result of a force majeure occurrence;

e)	when the Contractor does not comply with an arbitration judgement within the required time-frame in accordance with the provisions of Article 24, provided that this non-compliance is not attributable to an action or omission of the Government or any Person representing the Government;

f)	a breach of this Contract resulting from illegal operations or operations in violation of national or international law (not attributable to an action or omission of the Government or a Person representing the Government);

g)	if the contractor:

●	decides not to extend the Initial Exploration Period and no Commercial Discovery has been declared by the Contractor during this period;

●	decides to extend the Initial Exploration Period and no Commercial Discovery has been declared by the Contractor during an Extension Period or an additional extension thereof;

●	is declared bankrupt or begins court-ordered liquidation as a result of its financial insolvency or has made legal or financial arrangements with its creditors as a result of its insolvency, unless the Contractor is able to provide the Government with a new financial guarantee acceptable to the Minister in charge of Hydrocarbons, at his absolute discretion, which shall guarantee the capacity of this Party to fulfil its obligations arising from this Contract.

25.1.2	During the exploitation period, the Contractor may terminate the Contract by written notice to the Minister at least sixty (60) days before the date of termination, provided that the Contractor has fulfilled all of its contractual obligations, tax obligations and obligations arising from the corresponding Annual Work Programme.

25.1.3	If the Contract is terminated in accordance with this Article, the Contractor shall have the right to remove and export all goods it has used and the title of ownership of which has not been transferred, partially or totally, subject to paying all debts due to the Government. The Contractor shall lose all other rights related to the Contract. It shall not be released from any of the obligations it may have contracted before the effective date of termination, whether they derive from the said termination or are the object of the termination.

25.1.4	If the Contractor challenges any of the events provided in this Article or affirms that one of these events happened but it has remedied it, the Contractor may appeal to an arbitration procedure or the decision of an expert within thirty (30) days following the date of receipt of the termination notification from the Minister.

25.1.5	Before leaving the Contract Region following a termination, the Contractor should make sure that all the wells are left in good state in accordance with Best Practices.

25.1.6	The termination of the Contract takes place without any prejudice to any other right that, in compliance with the Contract, could have been established in favour of the Parties before the said termination.

25.2	Notification of Termination and grace period

25.2.1	The Minister in charge of Hydrocarbons shall declare this Contract terminated after sending a formal notification to the Contractor by any means that leaves a written record requesting that it remedy the situation or failure within 15 days of receipt of this notice with regard to payments or within 60 days of receipt of this notice for all other situations.

25.2.2	If the Contractor does not comply with this notification within the required period or does not demonstrate within fifteen (15) Days or sixty (60) days that it has began and shall continue diligently and promptly to remedy the situation or failure in question, the Minister may automatically terminate this Contract.

ARTICLE 26: BANK GUARANTEE

26.1	To fulfil its minimum work obligations to the reasonable satisfaction of the Government, the Contractor must submit an irrevocable bank guarantee of one million ($1,000,000) US Dollars within ninety (90) days of the Effective Date.

26.2	Failing to present the bank guarantee within the required deadline shall be a violation of the provisions of the Contract and shall lead de facto to its termination by the Minister in accordance with the provisions relating to termination.

26.3	The payable amount in compliance with the above-mentioned bank guarantee shall be gradually reduced in as much as the minimum work obligations for the year involved are well performed. For the purpose of this reduction, the Contractor may at any moment submit to the approval of the Minister a declaration showing the level at which the work obligations have been performed. This approval should intervene in reasonable deadlines.

26.4	To make effective the above-mentioned deduction, the Minister should notify his approval of the bank guarantee to the issuing bank within a deadline of thirty (30) days from the date of receipt of the Contractor’s request.

26.5	If the Contractor considers that the above-mentioned approval of the Minister has unjustifiably delayed or if the Minister considers that the Contractor has not performed a minimum work obligation satisfactorily in accordance with Best Practices, any one of the Parties may submit the matter for the decision of an expert.

26.6	The guarantees to be presented by the Contractor in accordance with this Article must be approved by the Minister. The Contractor must submit to the Minister the original documents of the guarantees so that he can check and preserve them.

ARTICLE 27: NOTIFICATION

27.1	To be considered valid, any communication or notification relating to the Contract must be presented on a working day or received by registered mail, telegraph, telex or fax addressed to the receiver to the following addresses:

The Government:

Represented by the Minister of Energy, Oil and Mining Research, Water and Development of Sustainable Energy

04 P.O. Box: 1412

Cotonou (Republic of Benin)

Fax (229) 21 31 35 46

The Contractor:

…………………………………………………..

…………………………………………………..

…………………………………………………..

………………………………………………….

27.2	The Parties shall have the right to change their address for the purpose of the provisions of notification and communication by notifying it in writing to the other Party at least five (5) days before the effective date of change.

ARTICLE 28: APPLICABLE LEGISLATION, STABILISATION AND COMPENSATION

28.1	This Contract shall be governed and interpreted in accordance with the laws and regulations in force in the republic of Benin.

28.2	If the laws and regulations in force in Benin at the date of signature and applicable to the implementation or interpretation of the Contract or to the economic rights of the Parties are amended in a way to modify noticeably the existing economic balance between the Parties at the date of signature, they should meet to discuss any amendment that, by mutual agreement, shall restore the said balance. Any amendment adopted by mutual agreement by the Parties should take into account the most likely technical and commercial parameters in case of future development of the Hydrocarbons. If the parties do not agree on the parameters to be used for these calculations, or on the amendments that should restore the existing economic balance at the date of signature, the disagreements must be submitted for decision by an expert.

If the laws of Benin are modified and therefore reduce the benefits or advantages of the contracting party, the terms of the Contract shall be modified in order to balance the economic benefits of the contracting Party as they were on the Date of Signing of the Contract.

28.3	If, in the Code or the regulation in force in Benin, there is no appropriate rule for the disagreement related to the Contract, the customs and practices of the international oil industry and the principles of law applicable in the field in the oil countries shall be used.

28.4	The Parties agree that the Government shall bear the consequences of contractual, legal and financial commitments vis-à-vis the third parties, as well as any conflict and damages occurring for the duration of the Contract.

ARTICLE 29: INFRASTRUCTURE

29.1	The Government shall make things easier for the Contractor to undertake the Oil Operations, use any roads, storage tanks and other storage and treatment structures, quays and other loading and exportation structures, railroads, pipelines and other existing transportation infrastructures in Benin and that are not used exclusively for other activities including other oil activities.

29.2	The Contractor shall pay the rights of passage and other reasonable fees for using such infrastructures in accordance with the regulations in force in Benin. The costs incurred in this context shall be considered as Oil Costs and may be recovered by the Contractor but shall not exceed those paid by the public in general or other parties in the same situation as the Contractor.

ARTICLE 30: GUARANTEES FROM PARENT COMPANIES

The Contractor shall agree to produce on the Effective Date of the Contract a letter from the Parent Companies guaranteeing the performances of ELEPHANT OIL LTD for all obligations described or referred to in the Contract.

ARTICLE 31: FINAL PROVISIONS

31.1	If on one or more occasions, the Ministry or the Contractor fails to put forward or to underline the fulfilment of one of the provisions of the Contract, this shall not be interpreted as a renunciation of the future application of the provision or right in question.

31.2	All matters that are not expressly set out in this Contract shall be governed by the Code and the other laws and regulations of the Republic of Benin.

31.3	If a provision of the Contract is declared null or invalid for any reason whatsoever, that shall not mean that the Contract or any of its provisions may be declared null or void, unless the Contract or its other provisions are concerned by that nullity.

31.4	The Contract cannot be modified without the unmistakable and written consent of the Parties, but the Minister may, however, extend the period, during which the Contractor should perform well any obligation incumbent on it, or both Parties may exercise freely, implicitly or explicitly any right conferred to them by virtue of this Contract.

31.5	The titles used in the Contract shall serve only to make it understandable and shall not be interpreted as bearing a particular meaning.

31.6	Any reference in the singular shall include the plural and vice-versa.

31.7	Any reference to gender shall include both genders.

31.8	The Contract constitutes the full agreement of the Parties and shall replace all results of agreements and negotiations completed between the Parties before the date of signature.

31.9	The Contract, once signed by both Parties, shall be published in the Official Gazette of the Republic of Benin and everywhere the need shall arise.

31.10	This Contract is signed in two (2) originals.

Drafted in Cotonou on

For the Government of the Republic of Benin	For the Contractor
The Minister of Energy, Oil and Mining Research, Water and Development of Renewable Energy Barthélémy Dahoga KASSA	President of ELEPHANT OIL LTD Matthew LOFGRAN

APPENDIXES

APPENDIXES

APPENDIX A: COORDINATES OF THE CONTRACT REGION

APPENDIX B: MAP OF THE CONTRACT REGION

APPENDIX C: BANK GUARANTEE

APPENDIX D: ACCOUNTING APPENDIX

APPENDIX E: ABANDONMENT PROCEDURE

APPENDIX “A”

COORDINATES OF THE CONTRACT REGION

➢	BLOC B = 4590 Km²

BLOCS	POINTS	LONGITUDE			LATITUDE			AREA
		degree	Min	Dry	degree	Min	Dry	Km²
B	C’	2	20	0	6	52	0	4590
	D’	1	37	20	6	52	0
	HDD:	1	38	0	6	14	0
	CC	2	20	0	6	21	0

APPENDIX B

KOUFFO
NIGERIA
BENIN
DOGBO
SAKETE
ALLADA
LOKOSSA
MONO
ATLANTIQUE
OUEME
PORTO NOVO
TOGO
BADAGRI
OUIDAH
LITTORAL
COTONOU

APPENDIX “C”

BANK GUARANTEE TEMPLATE

The Minister of Energy, Oil and Mining Research, Water, and Development of Renewable Energy

COTONOU

Dear Sir/Madam,

This guarantee shall be based on the Oil Exploration and Exploitation Contract in the Republic of Benin, between the Minister of Mines, Energy and Water of the Republic of Benin, representing the Benin Government (henceforth designated the Minister), and ………………………………………………… (henceforth designated the Contractor), signed on ______________ of the year ____________, (henceforth designated the Contract).

In accordance with Article 26 of the Contract, the Contractor shall be bound to give to the Minister a bank guarantee in order to ensure the performance of its obligations related to the minimum works planned during the exploration period in compliance with Article 6 of the Contract.

The Bank ________________________, hereby declares to be joint and several guarantor of the Contractor before the Minister for up to _____________________________________________________________________________ (_________________________________) US dollars to ensure the good performance, by the Contractor, of the minimum work obligations set out in Article 6 of the Contract.

The obligation which the Bank shall assume __________________________ under this guarantee shall be limited to paying to the Minister the amount requested in its payment request, provided it does not exceed the normal amount of the bank guarantee on the date the bank payment request is submitted, after deduction from the initial amount of the amount of the reduction authorisations issued by the Minister and received by the Bank in accordance with the provisions of section 4 of this guarantee.

1- This bank guarantee shall be several, irrevocable, unconditional and automatically enforceable. It shall be payable within the specified deadlines, upon presentation of a notarized letter addressed by the Minister to the Bank and requesting the payment of an amount not exceeding the amount in force in the bank guarantee declaring that the Contractor has not performed its minimal work obligations in accordance with the provisions of the Contract, and accompanying the said letter, by way of sole complaint and justification, of a certified copy before notary of the notarized letter addressed by the Minister to the Contractor indicating to him his intention to make effective the bank guarantee.

This notarized letter of the Minister to the Contractor must be submitted to the latter at least fifteen (15) calendar days before the date on which the Minister presents the claim for payment to the Bank.

2- The amount of this bank guarantee must be reduced each time the Bank __________________ receives from the Minister a letter indicating that the Contractor has performed part of its minimum work obligations in accordance with the Contract. The reductions shall be made according to the following procedures, amounts and conditions:

a)	With regard to the performance of the seismic works: each kilometre of seismic survey performed and interpreted, up to ……km, representing the minimal work obligations: _____________________________ ( ______________ ) US dollars;

b)	With regard to exploration drillings: each compulsory exploration well duly drilled up to a geological age target of the Lower Cretaceous age or basement ( ___________________ ) US dollars.

3- The Contractor must present the application for reduction to the Minister who, in accordance with the stipulations of the Contract, should authorize them speedily and in writing within the deadlines provided in Article 26 of the Contract, not sending a notification of the said authorization to the Contractor. This authorization must specify the amount of the reduction to be made in accordance with the above-mentioned paragraphs.

4- After receipt of the above-mentioned notification of the Minister, the Bank ___________________________ must immediately reduce the amount of the bank guarantee in the proportion indicated and must inform the Minister about that reduction in writing.

It shall not be necessary to establish a new guarantee document with the reduced amount; the initial document shall be considered valid for the indicated amount.

5- The bank guarantee shall expire at the latest _______________ ( ___________________________ ) calendar years and ( _____________________ ) working days (in accordance with the definitions of the Contract) from the date this Contract has been signed, that is _____________________, unless before that date the Bank ______________ and the Contractor assume all their responsibilities related to this guarantee; in that case this bank guarantee shall be annulled on the date of the above-mentioned letter of the Minister.

From the expiry or cancellation date, no claim shall be presented on account of this bank guarantee, and the Bank ___________________________ and the Contractor shall be entirely divested of any responsibility or obligation on account of this guarantee.

Respectfully,

The Bank _________________________________

APPENDIX “D”

ACCOUNTING APPENDIX

ACCOUNTING AND FINANCIAL PROCEDURES

This Appendix shall be attached and shall be part of the Exploration and Exploitation Contract.

Dated

_______________________________________________

Between the Government of the Republic of Benin,

ELEPHANT OIL INTERNATIONAL

and

The xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx

CHAPTER 1: GENERAL PROVISIONS

The main objective of this Appendix shall be to establish the accounting rules and procedures used to determine the investments, expenditures, operating costs and revenues of the Contractor.

1.1	Definitions

The terms used in this Appendix shall have the same meaning as in the Contract.

1.2	The reports the Contractor should present:

a)	Within thirty days (30) following the Effective Date, the Contractor shall submit for the approval of the Minister the outlines of a draft accounting procedures and operational records. These procedures should comply with the standards in force in Benin and compatible with those of the International Oil Industry. Within the sixty (60) days following the receipt of the above-mentioned documents, the Minister should either approve them or request their revision. Within a deadline of ninety (90) days following the approval by the Minister, the Contractor, based on the recommendations made, will fine-tune the accounting manuals and procedures that shall be in force over the life of the Contract.

b)	The reports related to the Oil Operations that the Contractor should produce regularly shall be those stipulated in the Contract, the Appendix and those that shall form later the subject-matter of an agreement between the Parties or that may be required by Benin legislation.

1.3	Accounting System

The accounting system of the Oil Operations shall be prepared by the Contractor in accordance with the provisions of the Contract and the National Accounting System. The Full Cost Accounting method (FCA) shall be used.

1.4	Languages and units of account to be used:

a)	The accounts shall be kept in Benin local currency. The metric unit and the Barrels shall be the measures concerned by this Appendix. French shall be the language used.

b)	The rules of accounting and financial procedures shall aim at preventing the Minister and the Contractor from experiencing gains or losses through exchange at the expense or profit of either of the Parties. However, in case of a gain or loss on exchange, it shall be credited or debited from the accounts under this Contract.

c)	The revenues and expenditures in CFA Franc or in US dollars shall be converted from the CFA Franc into US Dollar and from the US dollar into CFA franc based on the average between the exchange rate as sold and the exchange rate as purchased of the currencies in question, as published the last day of the preceding month by specialized journals of Central Bank of the West African States (BCEAO) or the IMF.

d)	If an increase or decrease – isolated or cumulative -, of ten percent (10%) or more takes place in the exchange rates between the CFA franc and the US Dollar, during any month, the exchange rate to be used shall be the following:

e)	For the period going from the first day of the month until the day such increase or decrease takes place for the first time, the average of the official exchange rates as purchased and as sold between the US dollar and the CFA Franc as published the last day of the preceding month;

f)	For the period going from the day when this increase or this decrease takes place for the first time until the end of the Month, the average rate of the official exchange rates as purchased and as sold between the US dollar and the CFA Franc as published the day when such increase or decrease takes place.

1.5	Payments

a)	All payments between the Parties, unless otherwise agreed upon, will be made in accordance with the Contract and through a bank to be designated by both Parties.

b)	All the amounts owed by one of the Parties, by virtue of the Contract during any one Calendar Month, shall be subject at the time of payment, for any day of the Month following the deadline, to a compound daily interest corresponding to the rate of the Contract + 1%.

CHAPTER 2: CLASSIFICATIONS, DISTRIBUTION OF COSTS & EXPENDITURES

All expenditures related to the Oil Operations shall be classified and distributed as follows:

2.1	Exploration Costs shall comprise all direct costs and indirect expenses incurred for Oil Exploration in the Contract Region, before obtaining the Exploration Permit, namely:

a)	Geophysical, geochemical, paleontological, geological, topographic and seismic surveys and their respective interpretations.

b)	The drilling and core boring of Exploration and Evaluation Wells, provided they are not transformed into Development Wells.

c)	The labour and materials used to drill the above-mentioned Exploration Wells including the associated services.

d)	Facilities used exclusively to this end, including access roads.

e)	Costs of services related to operations as described in Section 2.4 of this Chapter and agreed upon between the Minister and the Contractor.

f)	Administrative and general expenditures related to the Exploration Operation as described in Section 2.5 of this Chapter, and agreed upon between the Minister and the Contractor.

g)	Any other contractual costs incurred before the beginning of the commercial production and that was not set out in Section 2.2.

2.2	Production development investments comprising all expenditures incurred during Development and Production Operations, namely:

a)	Drilling of Production Wells from a reservoir already discovered, whether they are dried up or in production.

b)	Completion of wells for production.

c)	Intangible costs for drilling such as labour, consumables and costs relating to drilling and deepening wells for production.

d)	Costs of development facilities such as pipelines, flexible, production and processing units, wellhead and bottom hole equipments, assisted recovery systems, drilling platforms, facilities for storage of Hydrocarbons, terminals and dykes for exportation, ports and their facilities and access roads for production activities.

e)	Costs of services relating to Production Operations described in Section 2.4 of this Chapter and as agreed upon between the Minister and the Contractor.

f)	Administrative and general expenditures related to the operations described in Section 2.5 of this Chapter and agreed upon between the Minister and the Contractor.

g)	Any other Development costs incurred before the beginning of Commercial Production.

2.3	Operating Costs comprising expenditures incurred to run the Field, after the start up of the commercial production. These include:

●	Cost of electrical power supplies to run the Wells.

●	Maintenance and repair costs of machines, equipments and installations.

●	Processing, transport and storage costs of Crude Oil or Gas.

●	Costs of the production control laboratory.

●	Ground, sea and air transportation fees for equipment and staff.

●	Costs related to security, protection and surveillance.

●	Well reconditioning costs.

●	Insurance and certification costs.

2.4	Service costs representing the direct or indirect expenditures for support services for Oil Operations, namely warehouses, dykes, ships, vehicles, rolling stock, air transport, security and fire fighting stations, workshops, water systems and sewers, power plants, housing, recreational and community facilities as well as furniture, tools and equipment used for those activities. Service costs for one Calendar Year comprising all of the costs incurred in the Year in question for hiring, purchasing and/or constructing such installations as well as the annual costs incurred for their maintenance and operation. All of the service costs shall be properly shared as stipulated above.

2.5	Administrative and general expenditures abroad including:

a)	All administrative and general expenditures of the Headquarters and offices including personnel costs;

b)	Costs of services rendered by the Headquarters outside Benin.

All administrative and general expenditures, distributed as stipulated above, shall be defined each month of a Calendar Year by a percentage of accumulated Oil Costs during the said Calendar Year according to the following scale:

From 0 to 10,000,000 dollars	-	3%

next 10,000,000 dollars	-	2%

more than 20,000,000 dollars	-	1%

CHAPTER 3: COST RECOVERY METHOD OF THE CONTRACTOR

By virtue of the provisions of the Contract, the Contractor should bear all costs and expenditures related to the Oil Operations. These costs and expenditures shall be recovered by the Contractor according to the following provisions:

3.1	Costs recoverable without the approval of the Minister relating to works previously planned by the Contractor and approved by the Minister in accordance with the provisions of the Contract.

They shall include: exploration costs, development costs, operating costs, costs of services and administrative and general expenditures described respectively in sections 2.1; 2.2; 2.3; 2.4 and 2.5 above.

a)	Personnel

Costs related to the employees of the Contractor assigned to Benin and directly employed temporarily or permanently in the context of the Oil Operations shall be considered under the following conditions:

(i)	The complete costs of wages and salaries;

(ii)	Reasonable costs incurred by the Contractor for leave, illness, disability benefits, living and housing allowance, travel, bonuses and other benefits generally applicable to wages and salaries deductible as direct costs in the context of this Appendix, as well as the proportional costs for benefits of employees such as, among others, life insurance and health insurance, corporate insurance, hospitalization, retirement, bonuses and other similar benefits.

(iii)	Expenditures or contributions made on account of taxes imposed on the said employees by a public authority;

(iv)	Transport fees of employees, equipment, materials and elements necessary for the Oil Operations.

(v)	Costs incurred by the Contractor to relocate employees to or from the Contract Region or in its vicinity, whether they are assigned permanently or temporarily to the Oil Operations.

When an employee is assigned to activities other than the Oil Operations, the relocation costs should be charged according to rigorous accounting principles that are widely accepted.

The relocation, travel costs of employees and their family, moving personnel effects of employees and of their family and any other expenses in compliance with the practices of the oil industry.

The relocation costs from the Contract Region or its vicinity to another foreign location shall not be recoverable unless if this foreign site is a habitual residence area of the employees.

b)	Offices, equipment and other facilities:

(i)	Costs incurred by using offices, outbuildings, camps, warehouses, housing and other facilities of the Contractor in Benin and used directly for the Oil Services. If these installations are used for operations other than the Oil Operations and it is not possible to define the expenditures as direct expenditures related to the Oil Operations for which the service is rendered, the costs should be systematically and reasonably charged to the installations to which the service has been rendered.

(ii)	Costs incurred through the acquisition, hiring, installation, exploitation, repairs and maintenance of communication systems, including radio and microwave installations used directly for the operations.

c)	Performance of Services

i)	Costs and expenditures incurred using Consultants on account of technical services and those of any other nature directly related to the Oil Operations, including but not limited to, laboratory analyses, industrial designs, geophysical and geological interpretations, engineering and data processing obtained from external sources.

ii)	Amounts charged for services rendered by the affiliates should be competitive with the costs of services of the same quality by a third party.

d)	Contractor’s material and equipments

For the evaluation of material and equipment provided by the Contractor based on its own inventory or that of its Affiliates, the values ’‘A’’, ’‘B’’, ’‘C’’ should be considered depending on the situation, since the surplus on the correct price on the Benin national market is not known:

-	New Material and Equipment (Category ’‘A’’)

New materials and equipment shall be evaluated at the price of the corresponding commercial invoice increased by additional import costs, if any, and by other costs generally accepted by accounting techniques and practices.

-	Used materials and equipments (Category ’‘B and ’‘C’’) shall be considered used without needing to be restored; these materials and equipment shall be evaluated at seventy-five percent (75%) of the price of the new materials and equipment.

Equipment and materials shall be considered category ’‘C’’ when they can be used for their initial function after they have been restored appropriately. These equipment and materials shall be evaluated at fifty percent (50%) of the price of the new equipment and materials.

e)	Acquisition of goods and equipments

i)	The cost of acquisition of goods and equipment from third parties shall include customs fees, transport fees, loading and unloading fees, fees for purchasing procedures, customs import and export duties, fees to obtain licenses and costs of equipment and goods lost during transit and which are not covered by an insurance company. The accumulation of excess stocks must be minimized, taking into account the place of the sources of supply and the time necessary to receive the goods and equipment at remote locations.

ii)	Any material bought by the Contractor in the context of the Oil Operations shall be inspected at the Government’s request before using them in accordance with applicable regulations.

iii)	Since the Contractor does not guarantee the material beyond the guarantee offered by the supplier or the manufacturer, any money received by the Contractor from the suppliers, manufacturers or their representatives to compensate damaged materials or equipment shall be credited to the Contractor’s accounts at the end of the Contract and shall be deducted from recoverable costs.

f)	Insurance costs

These shall be costs incurred by the Contractor or by an Affiliate Company to obtain a competitive insurance policy in the context of the Oil Operations on a competitive basis.

g)	Training costs

These shall be expenditures incurred by the Contractor for training its employees and for any necessary training under the Contract.

h)	Rental charges in accordance with Article 4 of the Contract

3.2	Recoverable costs subject to the Minister’s approval

These include:

a)	Research and development fees for new equipment, materials and techniques meant for Oil exploration, development and production and that are not included in the work programme approved by the Minister.

b)	Costs and expenditures not mentioned in this Appendix and that are incurred in the context of the execution of the Oil Operations.

c)	Interests charged on loans taken by the Contractor to fund the oil operations. Any interest rate in compliance with the international financial market and agreed upon by the parties shall be recoverable.

d)	Rents, expenses and other taxes:

Rents, except those associated with the residences of the Contractor, taxes, contributions, duties, dues and all taxes and charges collected by the Government for Oil Operations and paid directly or indirectly by the Contractor in accordance with the provisions of the Contract.

e)	Costs and losses resulting from events that are not covered by the insurance policies as defined in the Contract, only in the case where the said costs and losses might be the exclusive result of a default or gross negligence of the Contractor or an Affiliated Company or one of its sub-contractors.

f)	Legal costs and expenses related to the Oil Operations.

3.3	Non-recoverable costs.

These include:

a)	Fines, additional charges and readjustments for late payment of dues and taxes in force in the country or adjustments for incorrect payment of those dues and taxes provided such delays or incorrect payments are attributable to the Contractor.

b)	Import duties for goods and equipment that are not necessary for the Oil Operations and for housing non-essential staff.

c)	All costs and expenses incurred before the Effective Date.

d)	Expenditures on account of supplier credit interests.

e)	Amounts paid for non-performance of the obligations of the Contract.

f)	Expenses associated with badly executed operations due to a gross technical default of the Contractor or its sub-contractors.

g)	Costs and expenses of any bank guarantee related to the Contract.

h)	Donations in general.

i)	Costs of inventory in case the rights of the Contractor are transferred by virtue of the Contract.

j)	Costs of inventory in case the rights of the Contractor are transferred by virtue of the Contract.

k)	Marketing service costs of the Crude Oil and its transportation beyond the delivery point.

l)	Costs of expert reports and arbitration set out in the Contract.

m)	Additional amount of 300% related to Operations under exclusive risks.

n)	Commissions paid by the Contractor to intermediaries.

o)	Costs and expenses without accounting evidence.

p)	Costs and expenses for goods or services exceeding the international market price for comparable goods and services used in West Africa at the time of their acquisition, if circumstances do not justify such extra costs.

CHAPTER 4: INVENTORY AND VALUATION OF ASSETS

4.1	The Contractor must keep the records of the movable and immovable property used in the Oil Operations in accordance with standard accounting practices of the country and the International Oil Industry.

4.2	At reasonable intervals, but at least once a Year concerning moveable property and at least every three (3) years for fixed assets, the Contractor shall perform an inventory of the assets covered by the Contract. At least thirty (30) days in advance, the Contractor shall communicate in writing to the Minister its intention to perform the said inventory; the Minister shall be present by representation during this inventory. The Contractor shall clearly show the principles used as a basis to value the stocks.

4.3	The Minister may request information from the Contractor on its assets whenever he deems it necessary.

CHAPTER 5: ACTIVITIES REPORT DURING THE EXPLORATION PERIOD

5.1	During the Exploration Period, the Contractor should prepare an activity report for each quarter that shall include:

●	The detailed description list of activities accomplished during the said quarter. This report shall be supported by plans, maps, geological sections and any other data indicating the level of accomplishment of the works.

●	Costs related to the various above-mentioned activities.

5.2	The activity report shall be submitted to the Minister for approval within thirty (30) days following the end of the quarter covered.

CHAPTER 6: PRODUCTION REPORT

6.1	Once the commercial production begins in the Contract Region, the Contractor should prepare for each Quarter a production report that shall include namely for each exploitation zone the following data:

a)	The quantity of the Crude Oil produced and collected during the Quarter.

b)	The quantity of the Crude Oil used for Oil Operations during the Quarter.

c)	The quantity of available Crude Oil at the end of the Quarter in question.

d)	Parameters and performances of the reservoir, records of core loggings and well tests and their interpretations, analyses of produced fluids.

6.2	The production report of each Quarter shall be submitted to the Minister for approval within thirty (30) days following the end of the Quarter covered.

CHAPTER 7: REPORT ON THE VALUE OF PRODUCTION

7.1	Each Quarter, the Contractor should prepare a report on the precise determinations of the market value of the Crude Oil produced and collected after deducting losses associated with the Oil Operations. This report shall include the following data:

a)	The quantities sold and prices obtained by the Contractor as a result of selling the Crude Oil to third parties during the Quarter in question.

b)	The information the Contractor has concerning the prices of Crude produced by the major producers and exporting countries including contractual prices, reductions and discounts as well as the prices obtained on the ’’SPOT’’ markets.

c)	The report on the value of production shall be submitted to the Minister for approval within the (30) days following the Quarter involved.

CHAPTER 8: REPORT ON RECOVERABLE COSTS

8.1	The Contractor should prepare for each semester a report on the recoverable costs, which shall include the following information:

a)	Recoverable oil costs of the previous Quarter carried-over, if any.

b)	Recoverable Oil Costs of the quarter in question.

c)	Total amount of the recoverable Oil Costs of the Quarter in question indicated in the above paragraph.

d)	Quantity and total value of the Crude Oil determined by the Contractor to recover the Oil Costs during the Quarter involved.

e)	Oil Costs recovered during the Quarter involved.

f)	The cumulated total amount of recovered oil costs up to the end of the Quarter covered.

g)	The amount of recoverable Oil Costs to be carried over to the next Calendar Quarter.

8.2	The report of recoverable costs of each quarter shall be submitted to the Minister for approval within three (03) months following the end of each semester.

8.3	Notwithstanding the obligation to keep accounting records in CFA Franc, the Contractor shall keep a separate account in US dollars for the determination of the Gross Recovery [costs].

CHAPTER 9: STATEMENTS OF EXPENSES AND REVENUES

9.1	The Contractor should prepare for each Quarter a statement of expenses and revenues made in the context of the Contract. This statement shall make a distinction between the Exploration Costs, capital investments, development and exploitation costs and the Operating Costs, and will identify the main expenditure headings corresponding to these categories. It will include:

a)	The real expenditures and revenues of the Quarter covered.

b)	The cumulated expenses and revenues for the budget of the Year covered.

c)	The last forecast of the cumulated expenses for the end of the Year.

d)	The gaps between the budget estimate, the achievements and their explanation.

9.2	The statement of expenditures and revenues of each Quarter shall be submitted to the Minister for approval within the thirty (30) days following the end of the Quarter covered.

CHAPTER 10: ANNUAL REPORT

The Contractor should prepare an annual report that shall summarise the information related to production, cost recovery, revenues and expenses. This report shall be based on the actual quantities of the Oil produced and incurred fees. From this report, any necessary adjustment shall be made to payments to the Parties pursuant to the Contract. The annual report for each Calendar Year shall be submitted to the Minister for approval within sixty (60) days following the end of the said Year.

CHAPTER 11: ANNUAL BUDGET

11.1	The Contractor should prepare an Annual Budget that shall make the distinction between Exploration Costs, Development and Exploitation Capital Investments and Operating Costs by showing the following:

a)	Expenditures and revenues forecast for the Budget Year in accordance with the Contract.

b)	Accumulation of expenditures and revenues up to the end of the said Budget Year.

c)	Programme showing the most important headings for development and exploitation capital investments for the said Budget Year.

d)	For a budgetary item and provided that the approved General Work Programme is respected, the Contractor may initiate expenditures up to ten percent (10%) of the said item and justify the said expenditures. When this limit is exceeded, the Contractor shall take all the appropriate measures to inform the Minister and justify any surplus of expenditures within thirty (30) days following its implementation.

11.2	The Annual Budget shall be submitted to the Minister within a deadline of ninety (90) days before the beginning of the Year except for the first Contract Year where the said Budget shall be submitted within a deadline of thirty (30) days following the Effective Date of the Contract.

CHAPTER 12: FORECASTS AND LONG-TERM PLANS

The Contractor should prepare and submit to the Minister the following two (2) long-term plans:

12.1	Exploration Programme

During the Exploration Phases, the Contractor shall prepare an Exploration Programme for each phase from the Effective Date of the Contract, a programme which shall contain the following information:

a)	Estimates of the Exploration costs showing the expenditures for each Year covered by the programme.

b)	Details of seismic operations for each Year

c)	Details of drilling activities planned for each Year.

d)	Details of utilization and infrastructure needs for each Year.

The exploration programme shall be reviewed every year. The Contractor shall prepare and submit to the Minister, the first exploration programme within sixty (60) days following the Effective Date of the Contract. It shall do the same every year, within a period of forty-five (45) days, before the end of the Calendar Year.

12.2	Development Forecasts

The Contractor should prepare three-year Development Forecasts beginning the first day of January following the date the first evaluation programme was approved by the Ministry. The Contractor shall thus prepare and submit to the Minister the revised development forecasts at least forty-five (45) days before each Calendar Year, as long as required by the Contract or by mutual agreement between the parties.

12.3	Change in the Programmes and Forecasts

The Minister and the Contractor shall agree that the details of the Exploration Programme and Development Forecasts may need some changes based on certain circumstances and results obtained. In this spirit, a review of the said programme and forecasts may be carried out annually.

CHAPTER 13: ACCOUNTING REVISION & FINANCING PROCEDURES

The terms of accounting and financial procedures may be amended by mutual agreement between the Parties. Amendments shall be through written documents specifying the date on which they shall become effective.

CHAPTER 14: DISAGREEMENTS WITH THE CONTRACT

In case of discrepancy between the terms of this Appendix and those of the Contract, the terms of the Contract shall prevail.

APPENDIX “E’’

ABANDONMENT PROCEDURE

The procedure to dismantle offshore installations shall indicate the following steps to be followed to remove the structures from waters of 85 to 150 feet (26m to 46m) deep.

I.	MOBILIZATION

1.	Obtain all approvals and authorizations relating to the abandonment of the installations and throwing the structures in a deep water site.

2.	Plug and abandon each well. Cut the conductor of each well 15 feet below the dredge level.

3.	Empty all hydrocarbons from the flasks or reservoirs and wash any surface pipes, discharge lines and oil pipelines with water.

II.	DISMANTLING

1.	Disconnect and remove mobile equipment and installations.

2.	Cut the feet and move the deck of the structure.

3.	Cut the feet below the dredge level and move the skirt of the structure.

4.	Leave the skirt in the appropriate depth of water or take it onshore to a designated location.